Filed pursuant to Rule 424(b)(3)
No. 333-169800

8,846,335 Shares

Stoneridge, Inc.

Common Shares

The Common Shares are being sold by the selling shareholders. We will not receive any of the proceeds from the Common Shares sold by the selling shareholders.

The Common Shares are listed on the New York Stock Exchange under the symbol “SRI”. The closing price of the Common Shares on the New York Stock Exchange on November 2, 2010 was $11.33 per share.

The underwriter has an option to purchase from the selling shareholders a maximum of 1,326,950 additional Common Shares to cover over-allotments of Common Shares.

Investing in the Common Shares involves risks. See “Risk Factors” on page 18.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Shareholders
Per Share	$10.75	$0.5375	$10.2125
Total	$95,098,101.25	$4,754,905.06	$90,343,196.19

Delivery of the Common Shares will be made on or about November 8, 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus is November 2, 2010.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

In this prospectus, unless we state otherwise or the context indicates otherwise:

•	references to the terms “we,” “us” or “the Company” or other similar terms mean Stoneridge, Inc. and its consolidated subsidiaries;
•	references to the term “Stoneridge” mean Stoneridge, Inc. exclusive of its subsidiaries; and
•	references to “dollars” or “$” are to United States dollars.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements including the notes thereto appearing elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, including the information incorporated by reference in this prospectus, before making an investment decision. Some of the statements in this summary are forward-looking statements. Please see “Information Regarding Forward-Looking Statements” and “Market and Industry Data and Forecasts” for more information regarding these statements.

Our Business

Overview

We are a global designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the medium- and heavy-duty truck, automotive, agricultural and off-highway vehicle markets. Our products and systems are critical elements in the management of mechanical and electrical systems to improve overall vehicle performance, convenience and monitoring in areas such as emissions control, fuel efficiency, safety and security. Our extensive footprint, including our joint ventures, encompasses more than 26 locations in 14 countries and enables us to supply global and regional commercial vehicle and automotive manufacturers around the world. For the twelve months ended June 30, 2010, our net sales were $566.1 million, our net income attributable to Stoneridge, Inc. and subsidiaries was $4.6 million and our adjusted earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA, calculated as shown in footnote 5 under “— Summary Consolidated Financial and Other Data,” was $47.9 million.

Our custom-engineered products and systems are used to activate equipment and accessories, monitor and display vehicle performance and control, and distribute electrical power and signals. Our product offerings consist of (1) vehicle instrumentation systems, (2) vehicle management electronics, (3) application-specific switches and actuators, (4) sensors and (5) power and signal distribution systems. We supply our products, predominantly on a sole-source basis, to many of the world’s leading medium- and heavy-duty truck and automotive original equipment manufacturers, or OEMs, and select non-vehicle OEMs, as well as certain commercial vehicle and automotive tier one suppliers. These OEMs are increasingly utilizing electronic technology to comply with more stringent regulations (particularly emissions and safety) and to meet end-user demand for improved vehicle performance and greater convenience. As a result, per-vehicle electronic content has been increasing. We believe our product offerings provide us with the opportunity to capitalize on this development to grow faster than the underlying vehicle volume growth in markets that we serve.

Our products and systems are sold to numerous OEM and tier one supplier customers, in addition to aftermarket suppliers, for use on many different vehicle platforms. We supply multiple different parts to many of our principal customers under requirements contracts for a particular model. These contracts range in duration from one year to the production life of the model, which commonly extends for three to seven years. In 2009, net sales to medium- and heavy-duty truck, automotive and light truck, and agricultural/other equipment manufacturers accounted for approximately 50%, 33%, and 17% of our net sales, respectively. These net sales percentages include sales to the aftermarket distribution channel, which comprised 5.5% of our 2009 net sales.

Our OEM customer base currently includes:

Navistar International Corp. Ford Motor Company Chrysler LLC Daimler AG Scania AB Nissan Motor Co., Ltd. Mazda Motor Corporation	Deere & Company General Motors Company MAN SE Volvo AB PACCAR Inc. Blue Bird Corporation

In 2009, our top three customers accounted for 48% of our net sales and our top ten customers accounted for 69% of our net sales.

In addition, we supply products to a wide range of tier one suppliers, including American Axle & Manufacturing Holdings, Inc., Delphi Automotive LLP, Lear Corporation, Cummins Inc., Detroit Diesel Corporation and Visteon Corporation, as well as non-vehicle OEMs such as Carrier Corporation, NACCO Industries, Inc., and Thermo King Corporation.

Our Products

Our products are associated with electronics management and the distribution of power in vehicles in order to improve vehicle performance and reliability. We offer a broad line of products through two reportable segments: Electronics and Control Devices.

Electronics.  Our Electronics segment produces electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems (primarily wiring harnesses and connectors for electrical power and signal distribution). These products collect, store and display vehicle information such as speed, pressure, maintenance data, trip information, operator performance, temperature, distance traveled and driver messages related to vehicle performance. In addition, power distribution systems regulate, coordinate and direct the operation of the electrical system within a vehicle. These products use state-of-the-art hardware, software and multiplexing technology and are sold principally to the medium- and heavy-duty truck, agricultural and off-highway vehicle markets. We also manufacture entire instrument panels for the medium-duty truck market that are configured specifically to the OEM customer’s specifications.

Control Devices.  Our Control Devices segment designs and manufactures products that monitor, measure or activate specific functions within a vehicle. This segment includes product lines such as sensors, switches, valves, and actuators, as well as other electronic products. Sensor products are employed in major vehicle systems such as the emissions, safety, powertrain, braking, climate control, steering and suspension systems. Switches transmit signals that activate specific functions. Our switch technology is principally used in two capacities, user-activated and hidden. User-activated switches are used by a vehicle’s operator or passengers to manually activate headlights, rear defrosters and other accessories. Hidden switches are not typically visible to vehicle operators or passengers and are engaged to activate or deactivate selected functions as part of normal vehicle operations, such as brake lights. In addition, our Control Devices segment designs and manufactures electromechanical actuator products that enable OEMs to deploy power functions in a vehicle and can be designed to integrate switching and control functions. We sell these products principally to the automotive and light truck market.

The following table sets forth, for the periods indicated, the percentage of net sales attributable to our product categories:

		Percentage of Net Sales for
Product Category	Segment	Year Ended December 31, 2009	Year Ended December 31, 2008	Six Months Ended June 30, 2010
Vehicle electrical power & distribution systems	Electronics	41%	40%	41%
Electronic instrumentation & information display products	Electronics	23%	29%	22%
Actuator & temperature, pressure & speed sensors	Control Devices	19%	17%	20%
Switch & position sensors	Control Devices	17%	14%	17%

Our Joint Ventures

We have significant joint ventures located in the rapidly developing markets of Brazil and India. Our 50%-owned joint venture based in Brazil, PST Eletrônica S.A., or PST, and our 49%-owned joint venture based in India, Minda Stoneridge Instruments Ltd., or Minda, help us achieve several strategic objectives, including (1) diversifying our business by expanding in high-growth regions, (2) employing complementary design processes, growth technologies and intellectual capital and (3) realizing cost savings from combined sourcing. PST and Minda have been significant contributors to our financial results. We account for our investments in PST and Minda using the equity method of accounting. Equity in earnings of PST and Minda included in our consolidated statements of operations grew from $4.1 million in 2005 to $13.5 million in 2008, before declining to $7.8 million in 2009. PST has paid us cash dividends of $23.0 million since 2005, consisting of $2.2 million in 2005, $3.7 million in 2006, $5.6 million in 2007, $4.2 million in 2008 and $7.3 million in 2009.

PST specializes in the design, manufacture and sale of electronic vehicle security, vehicle tracking and infotainment devices. PST sells its products through the aftermarket distribution channel, to factory authorized dealer installers, also referred to as original equipment services, or OES, and to OEMs. PST has experienced rapid growth driven by strong demand for vehicle security products in South America. PST’s net sales (which are not included in our consolidated net sales) increased from $70.8 million in 2005 to $174.3 million in 2008, before decreasing to $140.7 million in 2009. PST has achieved its growth primarily by maintaining a leadership position in aftermarket security products, which comprise approximately 57% of PST’s net sales, further developing its OES distribution network, which accounts for approximately 33% of PST’s net sales, increasing sales to OEMs, which account for approximately 10% of PST’s net sales, and introducing new products such as infotainment and new services such as vehicle tracking. PST’s operating income, which is not included in our consolidated operating income, increased from $11.6 million in 2005 to $32.3 million in 2008, before decreasing to $16.9 million in 2009.

Minda manufactures electromechanical/electronic instrumentation equipment primarily for the automotive, motorcycle and commercial vehicle markets. We leverage our investment in Minda by sharing our knowledge and expertise in electrical components and systems and expanding Minda’s product offering through the joint development of Stoneridge products designed for the market in India. We are contemplating the introduction of additional existing Stoneridge product lines to the Minda joint venture. Minda also provides us with a local manufacturing and marketing presence in India and, therefore, a platform to expand further into the local automotive and commercial vehicle markets. Minda increased its revenues, which are not included in our consolidated net sales, from approximately $5.1 million for the year ended December 31, 2005 to approximately $20.4 million for the year ended December 31, 2009. Minda’s operating profit, which is not included in our consolidated operating income, was approximately $1.0 million for the year ended December 31, 2009, compared to approximately $0.2 million for the year ended December 31, 2005.

The following table presents, for the twelve months ended December 31, 2009, 2008, 2007, 2006 and 2005, PST’s net sales and operating income, Minda’s revenues and operating profit, our equity in earnings of PST and Minda and cash dividends received by us from PST:

	Twelve Months Ended December 31,
	2009	2008	2007	2006	2005
	(In millions)
PST:
Net sales	$140.7	$174.3	$133.0	$94.1	$70.8
Operating income	$16.9	$32.3	$27.1	$17.6	$11.6
Minda:
Revenues	$20.4	$22.4	$20.0	$12.9	$5.1
Operating profit	$1.0	$1.0	$1.4	$1.2	$0.2
Stoneridge, Inc. and Subsidiaries:
Equity in earnings of PST and Minda	$7.8	$13.5	$10.9	$7.1	$4.1
Cash dividends received from PST	$7.3	$4.2	$5.6	$3.7	$2.2

Realignment of Our Operations

Beginning in early 2006 with the arrival of a new management team led by John C. Corey, our President and Chief Executive Officer, and George E. Strickler, our Executive Vice President and Chief Financial Officer, we have realigned and refocused our operations. Since 2006, we have reconfigured our organization, consolidated our operations, reduced our manufacturing costs and strengthened our balance sheet in our drive to create long-term shareholder value. Our efforts in this time period have focused on permanently lowering our cost structure, more rigorous management of our return on invested capital and improving our ability to capture future sales opportunities. All of these actions have positioned us to benefit from the improving industry conditions we are currently experiencing.

Our initial objective in realigning and refocusing our operations was to improve our underperforming manufacturing operations. As part of those efforts, in 2006, we made the decision to eliminate two manufacturing facilities to reduce factory overhead. In the fourth quarter of 2007, we announced a restructuring plan which included the closure of our facilities in Sarasota, Florida and Mitcheldean, England. We completed the closures of these facilities in 2008 without reducing production capacity, as we transferred production lines and equipment to other lower-cost facilities.

As the global downturn intensified in the second half of 2008, we expanded the scope of our restructuring program to target additional efficiencies. We consolidated our Juarez, Mexico facility from three business management units to one, combined the administrative functions of our instrumentation and wiring units in North America and consolidated our two manufacturing locations in Canton, Massachusetts into one. In addition, we completed the expansion of our Lexington, Ohio facility, adding manufacturing, engineering and lab space to accommodate our growing sensor and emission business.

In 2009, we continued these efforts by (1) consolidating the management of our two business units in Lexington, Ohio and Canton, Massachusetts into a single unit, (2) reducing staff throughout our organization, (3) freezing all merit increases, implementing furloughs without pay, implementing a reduction in wages for our senior leaders and shortening work weeks to reflect the lower production schedules of our customers, (4) outsourcing a non-core stamping operation, (5) reducing our design and development expenditures as our customers reduced their investment in new vehicle programs, (6) improving quality to lower costs, (7) integrating our North American electronics group, resulting in lower manufacturing overhead and selling, general and administrative, or SG&A, costs and (8) continuing to implement lean manufacturing principles.

As a result of our efforts to permanently reduce or eliminate costs, we have realized and expect to continue to realize significant savings in overhead and SG&A costs in comparison to 2008 when industry volumes were higher.

Our second objective in realigning and refocusing our operations was to improve our financial performance through more rigorous management of working capital and capital expenditures in order to improve our return on invested capital, generate positive free cash flow, manage our exposure to customer credit risk and supplier nonperformance and increase profitability. In pursuit of this objective and to drive shareholder value, we established financial targets and metrics, including a long-term target of 12% return on invested capital. We also developed a global tax and cash strategy to facilitate our ability to move our cash with minimal expense to support our global business operations.

In recent years, we have successfully managed our capital expenditures and working capital investments to be consistent with the market and the performance of our customers. Key steps we have taken include (1) managing our cash collection cycle, (2) entering into commodity hedges to reduce raw material cost volatility, (3) implementing measures to improve our inventory management and reduce working capital, (4) selling non-core assets and (5) working with our employees to enhance skill sets in selected functions and align compensation with common goals.

The third objective of our realignment and refocusing was to improve our ability to capture future sales opportunities by focusing on our marketing capabilities to drive top-line growth. We have established an organic growth target of 6% to 8% per year, which we intend to achieve by further penetrating global markets, especially emerging markets; diversifying our customer base; and driving new technologies that can be cross-sold to multiple customers.

We are focused on identifying the most promising market opportunities and investing our resources toward finding the best ways to develop and deliver solutions that meet the needs of customers in the markets in which we choose to participate. We are also focused on expanding our product lines and end markets to higher growth areas. As a part of our expanding military vehicle business, which includes supplying a major customer with product for MRAP (Mine Resistant Ambush Protected) vehicles, we acquired 51% of Bolton Conductive Systems, LLC, or BCS, in October 2009 to increase our presence with the other key customers for the military vehicle market. In addition, we have expanded our joint venture opportunities by increasing our ownership position in Minda and broadening the product lines and technologies in PST and Minda.

Key actions we have undertaken to deliver marketing excellence include: (1) repositioning or eliminating underperforming products, (2) diversifying our product and geographic base, (3) targeting growth in emerging markets, (4) promoting cross-selling opportunities and (5) focusing on “cornerstone” customers — namely customers that are market leaders, that operate globally and maintain significant market presence, and that have a commitment to being technology leaders in the marketplace.

We believe enhanced marketing capabilities have contributed to our current level of new business awards. Current new business awards that are included in our five year forecast have an estimated value of $227.0 million. This figure, which represents the highest new business award level that we have achieved in the last five years, includes an estimated $96.0 million of new business awards received during the first three quarters of 2010. We are scheduled to begin production on these new business awards at various times during 2010 through 2014.

Our Business Strategy

Our strategic objective is to focus on markets, products and customers that will generate attractive shareholder returns. We expect the improvements to our operating cost structure described above, together with our technologies and customer base, to contribute to improved returns. We anticipate that our product offerings will enable us to capitalize on what we expect to be growth in demand for electronic content in the medium- and heavy-duty truck, agricultural and other equipment and automotive end-markets.

We are committed to enhancing our financial performance and generating attractive shareholder returns through the following strategies:

Targeting markets and products in which we maintain a competitive advantage

We are focused on products and markets in which our advanced engineering and technologies are differentiated and where we can develop and maintain a competitive advantage. We believe that our rapid design capabilities and collaborative approach to product innovation favorably position us with our customers. We also believe that our engineering processes and technologies and products improve our ability to win new business awards.

Focusing on technological advancement and “smart” products

In order to increase our vehicle platform penetration, we continue to invest in our technological and design capabilities and to actively manage the technology of next-generation products to win new business. These efforts have resulted in the introduction of a number of new products. As the demand for increasingly sophisticated electronic systems and components continues to grow, we intend to continue to work with our customers to develop “smart” products that help our OEM customers meet regulatory requirements for performance, safety and environmental impact, while satisfying end-customer demand for convenience, product differentiation and lower-cost vehicles. Examples of “smart” products we have developed include torque sensors, capacitive sensors and soot sensing components.

Focusing on developing and growing “cornerstone” customers

We focus our new business efforts on partners and potential partners we view as “cornerstone” customers  — manufacturers that, like Stoneridge, have strong global footprints, significant market presence, and a commitment to being technology leaders in the marketplace. We believe these customers see value in our technological expertise, global capabilities and superior customer service and represent outstanding potential for growth. We actively target these customers with new technologies from across our product portfolio and strategically locate our manufacturing, engineering, sales and customer service capabilities to enhance our ability to service them globally.

Concentrating on application-specific, sole-sourced products

We are concentrating our development efforts on application-specific products. These products are expected to yield higher profit margins than standard components and to allow us to differentiate our product offerings from our competitors. We believe application-specific products are also more likely than “off the shelf” products to be sold on a sole-source basis and are more likely to promote long-term customer relationships.

Continuing to improve operational efficiency and cost position

We believe the implementation of many initiatives of our business realignment has yielded a competitive cost structure. We have reduced our fixed costs and increased our operating efficiency. We believe that our efficiency improvements will enable us to cost-effectively meet the growth in our end markets utilizing our existing manufacturing capacity. Going forward, we will continue to seek ways to lower our overall cost structure by focusing on initiatives that further reduce our fixed cost base as well as material and labor costs.

Further expanding presence in high growth regions and attractive end markets

OEMs are continuing to require suppliers to provide components on a global basis as vehicle platforms are standardized across geographic markets. Today, approximately 61% of our manufacturing capacity, including our joint ventures, is located outside the United States, with over 54% located in developing countries where labor costs are lower. Over the last 15 years, our expansion into new markets, both product and geographic, has been conducted through both direct investment and joint ventures. Our international joint ventures help serve our global customers on a local basis, capture share among local OEMs in emerging markets and produce operational cost synergies. Our current China operation is wholly-owned by us. Our new technology center in Shanghai, China, opened in March 2010, added engineering resources and testing equipment to meet customer demands in China for our instrumentation and wiring businesses.

We expect to continue to increase our net sales to attractive end markets such as the military, agricultural and material handling markets. These non-transportation end markets often offer higher margin potential and better growth opportunities than, and lessen our exposure to, on-highway commercial vehicle markets. We anticipate addressing the military, agricultural and material handling end markets through new products and applications and targeted acquisitions. We have also secured new orders with a large agricultural products OEM and expect to continue to develop our business with them and other agricultural OEMs.

Our Competitive Strengths

By pursuing our strategy of reducing costs, diversifying our customer base, focusing on new technologies and maintaining a strong balance sheet with ample liquidity, we have positioned ourselves to capitalize on the recovery of our markets in North America and Europe, and the continued growth of the markets in Brazil, India and China.

The following competitive strengths support our business strategy:

Well-positioned to capitalize on technological and regulatory trends within our core sectors

In recent years, the commercial vehicle and automotive markets have been subjected to heightened regulations, which impose stricter engine emission standards and higher fuel economy targets. We expect that these regulations, which are being phased in over time, will result in increased demand for our emissions-related sensors, as has been the case, for example, with our Exhaust Gas Temperature (EGT) sensor used in emissions control. We have also benefited from mandated regulatory changes requiring the monitoring of truck operating characteristics with the introduction of our tachograph product. Additionally, electronics are playing an increasingly important role in the management of vehicle systems as older mechanical assemblies are replaced by new electronic systems that are more reliable and intelligent.

Established global manufacturing footprint and expanding geographic reach with profitable presence in key emerging markets

We have both a competitive cost structure and the capacity for growth in low-cost regions that allow us to better serve our customers in the markets in which they currently operate, as well as in emerging markets targeted for future growth. With approximately 54% of our total manufacturing capacity, including our joint ventures, currently located in developing countries with lower wage structures, we believe that we will be able to earn attractive margins while maintaining competitive pricing. In addition, our joint ventures afford us access to new customers and new technologies in rapidly developing economies, as well as opportunities to cross-sell existing and future products. A recent example of this cross-selling is a telematics product award for GPS tracking that was achieved through the collaboration of our European instrumentation operations and our Brazilian joint venture. We intend to produce and sell this product in both the Brazilian and European end-markets.

Strong, long-standing customer relationships

We have long-standing relationships with leading domestic and international vehicle OEMs, such as Navistar International Corp., Deere & Company, Ford Motor Company, General Motors Company, Chrysler LLC, Scania AB, MAN SE, Daimler AG and Volvo AB, each of which has a significant presence in its respective end-markets. Because of the technical complexity and lengthy product development cycle of products and systems sold into the commercial and light vehicle markets, we believe our long-standing customer relationships are a major competitive advantage. These established relationships also provide stability of existing business and insight into new business development opportunities. We believe that our ability to develop innovative solutions that address our customers’ challenges by utilizing a highly collaborative approach has helped differentiate us from our competitors.

Strong design and development/technology pipeline of new products for long-term opportunities

We have a track record of successful innovation and results-driven product development. Our design capabilities have contributed consistently to new business development. Over the last two years, we have continued to focus on value-added, growth-oriented technologies. For example, we have developed advanced capabilities in magnetic sensing, enabling the development of torque and cylinder positioning sensors which has resulted in increased customer queries. Also, we seek to leverage our technology by cross-selling to multiple customers and across a variety of applications. An example of this is our multi-lever module that incorporates sensors, modules, switches and wiring from various units and both segments of our business.

We have strong capabilities in the integration and assembly of modular systems for the commercial vehicle market in North America and Europe. The integration capabilities and core product offerings of instrumentation, wire harness connectivity and related software position us to offer complex modular systems for the commercial vehicle market in North America. In Europe, commercial vehicle OEMs are demanding systems that integrate the numerous electrical functions and instruments in the vehicle to provide more sophisticated capabilities to their end-customers. Utilizing our existing products and our ongoing product development efforts, we expect to continue to provide unique solutions to our customers. We have also continued to invest in core products and capabilities supporting the commercial and off-highway vehicle market in areas such as instrumentation, wire harness connectivity and related software. These investments and initiatives position us to offer complex modular systems for the commercial vehicle market that can be further leveraged in the military and off-highway vehicle markets.

Improved cost structure resulting from restructuring and other cost control initiatives driving higher profitability

We have significantly lowered our overhead and operating costs through restructuring efforts that we initiated at the end of 2007, prior to the severe market downturn in 2008. We ceased manufacturing operations at our less efficient locations in Sarasota, Florida and Mitcheldean, England and transferred these production lines to facilities in Lexington, Ohio, Juarez, Mexico, Tallinn, Estonia and Suzhou, China. These actions lowered our breakeven level of production by reducing overhead and other fixed costs and increasing variable costs as a percentage of total product costs. We are also implementing lean management initiatives to improve the efficiency of production, reduce manufacturing costs and decrease inventory. We believe that improved management capabilities resulting from our lean management initiatives have allowed us, and will continue to allow us, to manage costs aggressively and improve profitability.

Our Business Environment

The discussion of the commercial vehicle and automotive industries that follows includes market data and forecasts that we obtained from industry publications and surveys and internal company sources. Forward-looking information, including any forecast, is inherently unreliable and we make no assurances that the forecasts contained herein are accurate. See “Information Regarding Forward-Looking Statements” and “Market and Industry Data and Forecasts.”

Our products are used principally in the production of vehicles for the medium- and heavy-duty truck, automotive, agricultural and off-highway vehicle markets. Sales, and therefore results of operations, are significantly dependent on the general state of the economy and other factors that affect these markets. Approximately 67%, 70% and 60% of our net sales in 2009, 2008 and 2007, respectively, were derived from the medium- and heavy-duty truck, agricultural and off-highway vehicle markets. The balance of our net sales were made to the automotive market.

We believe that demand for commercial vehicles is primarily dependent upon three key factors: (1) the broader economy, which drives freight transportation levels and fleet utilization, (2) regulatory changes that affect vehicle design (e.g., CO2 emissions), and (3) the age of the existing truck fleet. Sales in the automotive industry are principally driven by the health of the overall economy.

Our 2009 results were affected negatively by the severe declines in the commercial vehicle markets in North America and Europe, and the automotive market in North America caused by the global recession. Based on data from ACT Research and J.D. Power and Associates, commercial vehicle production volumes in North America and Western Europe declined by 43% and 64%, respectively, in 2009 when compared to 2008. Based on data from CSM Worldwide, automotive production volumes in North America declined by 32% in 2009 compared to the prior year. In 2010, however, production rates for the commercial vehicle and automotive markets, as reported by third parties, have shown significant year-over-year growth.

North American and Western European Truck Market

Our Electronics segment primarily sells to commercial vehicle markets worldwide. Our largest markets are medium- and heavy-duty trucks in North America and Western Europe. According to third-party projections, 2010 and 2011 medium- and heavy-duty truck production in North America and Western Europe is expected to grow 34% and 76%, respectively, from 2009 volumes. We expect the North American truck market to experience significant growth over the next several years, due primarily to a recovery in the broader economy and the release of pent-up demand. According to data from ACT Research, illustrated in the chart below, the current fleet age has never been older since the data began being recorded in 1979.

We believe that truck production has reached a turning point, as recent data reflects meaningful growth in order volume. According to data from ACT Research, net new orders for medium-duty trucks in North America have experienced strong sequential (month-over-month) increases of 14%, 13%, 5% and 6% in May, June, July and August 2010, respectively. As a result, in the first eight months of 2010, medium-duty production and retail sales were, according to ACT Research data, 16% and 8% higher, respectively, than in the prior-year period. Heavy-duty Class 8 data showed similar signs of strength, with new class 8 orders rising nearly 6% in September 2010 compared to August 2010, according to ACT Research data. August 2010 net orders increased 15% compared to August 2009, according to ACT Research data.

The Western European truck market has reported similar strength. According to the European Automobile Manufacturers’ Association, truck registrations in June 2010 were almost 13% higher than during the immediately-preceding month and nearly 13% higher as compared with June 2009. According to ACT Research data, North American production is expected to improve from a cyclical low of approximately 216,000 units in 2009 to approximately 501,000 units in 2013, resulting in a 23% compound annual growth rate, or CAGR. According to J.D. Power and Associates, Western European annual production is projected to increase by approximately 340,000 units by 2013 from a cyclical low in 2009 of approximately 196,000 units, growing at a CAGR of 29%.

North American Automotive Market

Our Control Devices segment sells primarily to the automotive end market in North America. CSM Worldwide projects that annual auto production in North America will grow at a CAGR of 14% during 2009 – 2013, increasing by approximately 5.8 million total units, with a majority of the production improvement expected to occur in 2010, for which year-over-year growth of approximately 38% is projected.

Recent Developments

Results for Third Quarter of 2010

On October 22, 2010, we announced our third-quarter 2010 results, including the following:

•	We had net sales of $160.4 million and net income of $0.7 million, or $0.03 per diluted share, for the third quarter ended September 30, 2010. Net sales increased $42.4 million, or 36.0%, to $160.4 million, compared with $118.0 million for the third quarter of 2009, driven by market demand coupled with organic growth. The increase in net sales was primarily driven by increased volume in the third quarter of 2010 compared with the third quarter of 2009 in the passenger car and light truck markets in North America (26.3%) and medium- and heavy-duty truck markets in both North America (25.1%) and Europe (76.0%).
•	Net income attributable to Stoneridge, Inc. and subsidiaries for the third quarter of 2010 was $0.7 million, or $0.03 per diluted share, compared with a net loss of $0.8 million, or $(0.04) per diluted share, in the third quarter of 2009. The increase in net income was primarily due to increased production volume.
•	We generated operating income of $5.0 million in the third quarter of 2010, compared with operating income of $2.6 million in the third quarter of 2009.
•	Equity in earnings of investees, consisting of equity earnings recognized from our joint ventures PST and Minda, was $3.9 million in the third quarter of 2010, an increase of 14.7% compared to equity in earnings of investees of $3.4 million in the third quarter of 2009.
•	Our third quarter 2010 results were negatively impacted by costs associated with the launch of a major customer program and supply shortages of electronic chips and electrical connectors.
•	As of September 30, 2010, our consolidated cash position was $84.9 million, $7.0 million lower than our 2009 year-end balance of $91.9 million. The decline was primarily the result of higher accounts receivable balances related to the increase in sales. As of September 30, 2010, our asset-based credit facility, or the ABL facility, was undrawn.

The following table provides a summary of selected financial metrics for Stoneridge for the three and nine months ended September 30, 2010 and 2009 and for the twelve months ended September 30, 2010:

	Three Months Ended September 30,		Nine Months Ended September 30,		Twelve Months Ended September 30, 2010(1)
	2010	2009	2010	2009
	(Unaudited)
	(In thousands, except per share data)
Net sales	$160,436	$117,992	$474,772	$341,367	$608,557
Net income (loss) attributable to Stoneridge, Inc. and subsidiaries	$684	$(843)	$6,383	$(32,187)	$6,165
Basic net income (loss) per share	$0.03	$(0.04)	$0.27	$(1.37)	$0.26
Diluted net income (loss) per share	$0.03	$(0.04)	$0.26	$(1.37)	$0.25
Operating income (loss)	$5,019	$2,634	$17,151	$(20,419)	$19,327
Equity in earnings of investees	$3,884	$3,386	$6,186	$4,864	$9,097
Adjusted EBITDA(2)	$13,093	$12,512	$39,297	$3,092	$48,369
Adjusted net income (loss)(3)	$684	$467	$6,687	$(28,344)	$6,294
Basic weighted average shares outstanding	23,972	23,761	23,939	23,580	23,895
Diluted weighted average shares outstanding	24,357	23,761	24,359	23,580	24,209

(1)	Data for the twelve months ended September 30, 2010, other than basic and diluted net income (loss) per share and basic and diluted weighted average shares outstanding, was derived, in the case of each item, by adding the amount of such item for the year ended December 31, 2009 to the amount of such item for the nine months ended September 30, 2010 and subtracting the amount of such item for the nine months ended September 30, 2009. Each of basic and diluted net income (loss) per share for the twelve months ended September 30, 2010 was derived as the quotient obtained by dividing (a) net income (loss) attributable to Stoneridge, Inc. and subsidiaries for such period by (b) basic or diluted (as applicable) weighted average shares outstanding for such period.
(2)	The following table provides a reconciliation of adjusted EBITDA to net income (loss) attributable to Stoneridge, Inc. and subsidiaries for the three and nine months ended September 30, 2010 and 2009 and the twelve months ended September 30, 2010 (for additional information regarding the presentation of adjusted EBITDA, see footnote 5 under “— Summary Consolidated Financial and Other Data”):

	Three Months Ended September 30,		Nine Months Ended September 30,		Twelve Months Ended September 30, 2010(1)
	2010	2009	2010	2009
	(Unaudited)
	(In thousands)
Net income (loss) attributable to Stoneridge, Inc. and subsidiaries	$684	$(843)	$6,383	$(32,187)	$6,165
Interest expense, net	5,720	5,559	16,956	16,594	22,327
Provision (benefit) for income taxes	1,975	1,502	1,217	(409)	623
Depreciation and amortization	4,714	4,984	14,437	15,251	19,125
EBITDA	13,093	11,202	38,993	(751)	48,240
Restructuring charges(4)	—	1,310	304	3,843	129
Adjusted EBITDA	$13,093	$12,512	$39,297	$3,092	$48,369
(3)	The following table provides a reconciliation of adjusted net income (loss) to net income (loss) attributable to Stoneridge, Inc. and subsidiaries for the three and nine months ended September 30, 2010 and 2009 and the twelve months ended September 30, 2010 (for additional information regarding the presentation of adjusted net income (loss), see footnote 5 under “— Summary Consolidated Financial and Other Data”):

	Three Months Ended September 30,		Nine Months Ended September 30,		Twelve Months Ended September 30, 2010(1)
	2010	2009	2010	2009
	(Unaudited)
	(In thousands)
Net income (loss) attributable to Stoneridge, Inc. and subsidiaries	$684	$(843)	$6,383	$(32,187)	$6,165
Restructuring charges(4)	—	1,310	304	3,843	129
Adjusted net income (loss)	$684	$467	$6,687	$(28,344)	$6,294
(4)	Includes amounts included in both selling, general and administrative and cost of goods sold.

Financing Activity

On October 4, 2010, we issued $175,000,000 principal amount of 9.5% senior secured notes due 2017, or the senior secured notes. The senior secured notes are guaranteed by two of our wholly-owned subsidiaries, Stoneridge Electronics, Inc. and Stoneridge Control Devices, Inc. Proceeds from the issuance of the senior secured notes, together with available cash, will be used to either purchase through a previously announced tender offer and consent solicitation or redeem all of our outstanding 11.5% senior notes due 2012, or the senior notes, and pay expenses in connection with the offering of the senior secured notes and the tender offer for the senior notes. On October 4, 2010 we also announced that we had exercised our early purchase option and accepted for purchase all of the $109.7 million aggregate principal amount of senior notes tendered pursuant to the tender offer and consent solicitation. Payment for the senior notes purchased pursuant to the early purchase option was made on October 4, 2010. We also announced that, based on the amount of senior notes tendered, we had received the requisite consents to adopt the proposed amendments to the indenture governing the senior notes. The amendments to the indenture governing the senior notes eliminated most of the restrictive covenants and certain of the events of default contained in the indenture. On October 19, 2010 we announced that we had completed the tender offer for the senior notes and had accepted for purchase all of the $154,000 aggregate principal amount of the senior notes tendered after the early acceptance date of October 4, 2010. Payment for that $154,000 aggregate principal amount of senior notes purchased was made on October 19, 2010. Including the senior notes purchased pursuant to the early purchase option, we purchased a total of $109.9 million aggregate principal amount of the senior notes pursuant to the tender offer, which expired at 11:59 p.m., New York City time, on October 18, 2010.

In addition, on October 4, 2010, in connection with our issuance of the senior secured notes, we entered into an interest rate swap with a notional amount of $45 million. Under the interest rate swap, which has a term corresponding to the maturity of the senior secured notes (subject to customary early termination provisions relating to redemption dates with respect to the senior secured notes), we will receive fixed-rate interest payments and will make payments based on the six-month U.S. dollar LIBOR plus 719 basis points, where the amount of the payments is determined by reference to the notional amount of the swap. The economic effect of the interest rate swap will be to convert the fixed-rate interest expense on $45 million principal amount of the senior secured notes to a variable LIBOR-based interest rate. We have designated the interest rate swap as a fair value hedge, and as long as the swap continues to be so designated and to qualify as a fair value hedge, the $45 million principal amount of the senior secured notes to which the fair value hedge relates will be reflected on our balance sheet at fair value, the gain or loss on the swap and the offsetting gain or loss the $45 million principal amount of senior secured notes attributable to the hedged risk will be recognized in net income and any interest payments made or received will be recognized as interest expense.

On September 20, 2010, we entered into an Amended and Restated Credit and Security Agreement, or the amended credit agreement, governing the ABL facility, with PNC Bank National Association (as lender and agent) and the other lending institutions named therein, effective October 4, 2010. The amended credit agreement amends the ABL facility to (a) provide certain consents necessary for the issuance of the senior secured notes, (b) extend the expiration date of the ABL facility to November 1, 2012, and (c) grant the facility agent, for the benefit of the lenders, second priority liens and security interests in the collateral subject to first priority liens and security interests in favor of the collateral agent for the holders of the senior secured notes.

On October 13, 2009, our majority owned consolidated subsidiary, Bolton Conductive Systems, LLC, or BCS, entered into a master revolving note, or the Revolver, which permits borrowing up to a maximum level of $3.0 million. On September 29, 2010, BCS amended the Revolver to extend the maturity date to September 29, 2011 and reduced the interest rate margin to 2.0%. At September 30, 2010 BCS had $1.1 million in borrowings outstanding on the Revolver. At September 30, 2010 the interest rate on the Revolver was 5.25%. We are a guarantor of BCS as it relates to the Revolver.

Corporate Information

Our principal executive offices are located at 9400 East Market Street, Warren, Ohio 44484, and the telephone number at that address is (330) 856-2443. Our website is www.stoneridge.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

The Offering

Common Shares offered by the selling shareholders
8,846,335 Common Shares
Common Shares outstanding before and after this offering
25,445,655 Common Shares
Over-allotment option
The selling shareholders have granted the underwriter a 30-day option to purchase up to 1,326,950 additional Common Shares to cover over-allotments, if any.
Use of proceeds
We will not receive any proceeds from the sale of Common Shares by the selling shareholders in this offering.
Dividend policy
We have no current plans to pay dividends on our Common Shares. See “Price Range of Common Shares and Dividend Policy.”
Risk factors
Investing in the Common Shares involves risks. See “Risk Factors.”
New York Stock Exchange symbol
SRI

The number of Common Shares outstanding before and after this offering is based on the number of Common Shares outstanding at September 30, 2010 and excludes (1) 151,250 Common Shares issuable upon exercise of stock options outstanding as of September 30, 2010 at a weighted-average exercise price of $11.63 per share and (2) 1,780,312 additional Common Shares reserved as of September 30, 2010 for future grants or awards under our equity-based compensation plans.

Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus assumes no exercise of the underwriter’s over-allotment option to purchase up to 1,326,950 additional Common Shares from the selling shareholders.

Summary Consolidated Financial and Other Data

Our summary historical consolidated statement of operations, cash flows and other financial data for the years ended December 31, 2009, 2008 and 2007, and our summary historical consolidated balance sheet data as of December 31, 2009 and 2008, are derived from our audited consolidated financial statements incorporated by reference in this prospectus. Our summary historical consolidated statement of operations, cash flows and other financial data for the six months ended June 30, 2010 and 2009 and our summary historical consolidated balance sheet data as of June 30, 2010 and 2009 are derived from our interim unaudited consolidated financial statements incorporated by reference in this prospectus. In the opinion of management, our summary unaudited historical consolidated financial data includes all adjustments necessary for a fair presentation of our financial position, results of operations and cash flows on a consolidated basis, and all such adjustments are of a normal recurring nature.

The summary historical consolidated balance sheet data as of December 31, 2007 are derived from our audited consolidated financial statements that are not included or incorporated by reference in this prospectus.

The summary financial data presented below represents portions of our financial statements and are not complete. You should read this information in conjunction with, and it is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained elsewhere in this prospectus, our consolidated financial statements and related notes thereto incorporated by reference in this prospectus and our unaudited condensed consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

Historical results are not necessarily indicative of future performance or results of operations, and results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	Six Months Ended June 30,		Twelve Months Ended June 30, 2010(1)	Year Ended December 31,
	2010	2009		2009	2008	2007
	(Unaudited)		(Unaudited)	(Audited)
	(In millions, except share, per share and employee data)
Statement of operations data:
Net sales	$314.3	$223.4	$566.1	$475.2	$752.7	$727.1
Gross profit	$73.1	$32.9	$128.3	$88.0	$166.3	$167.7
Operating income (loss)(2)	$12.1	$(23.1)	$16.9	$(18.2)	$(43.3)	$34.8
Equity in earnings of investees	$2.3	$1.5	$8.6	$7.8	$13.5	$10.9
Income (loss) before income taxes(2)	$4.9	$(33.3)	$4.8	$(33.3)	$(50.8)	$23.2
Restructuring charges(3)	$0.3	$2.5	$1.5	$3.7	$15.4	$1.1
Goodwill impairment charge	$—	$—	$—	$—	$65.2	$—
Net income attributable to noncontrolling interest	$—	$—	$—	$0.1	$—	$—
Net income (loss) attributable to Stoneridge, Inc. and subsidiaries(2)(4)	$5.7	$(31.3)	$4.6	$(32.4)	$(97.5)	$16.7
Basic net income (loss) per share(2)(4)	$0.24	$(1.33)	$0.19	$(1.37)	$(4.17)	$0.72
Diluted net income (loss) per share(2)(4)	$0.23	$(1.33)	$0.19	$(1.37)	$(4.17)	$0.71
Basic weighted average shares outstanding (in thousands)	23,922	23,490	23,843	23,626	23,367	23,133
Diluted weighted average shares outstanding (in thousands)	24,351	23,490	24,060	23,626	23,367	23,548
Balance sheet data (at period end):
Cash and cash equivalents	$74.6	$85.5	$74.6	$91.9	$92.7	$95.9
Working capital	$144.5	$138.2	$144.5	$142.9	$160.4	$184.8
Property, plant & equipment, net	$73.4	$80.3	$73.4	$77.0	$87.7	$92.8
Total assets	$377.9	$341.8	$377.9	$362.5	$382.4	$527.8
Long-term debt, less current portion	$183.3	$183.0	$183.3	$183.4	$183.0	$200.0
Shareholders' equity	$79.7	$66.4	$79.7	$74.1	$91.8	$206.2
Statement of cash flows data:
Cash (used in) provided by operations	$(7.4)	$(2.6)	$9.0	$13.8	$42.5	$33.5
Cash used in investing	$(7.0)	$(6.7)	$(18.1)	$(17.8)	$(23.9)	$(5.8)
Cash provided by (used in) financing	$0.6	$—	$0.9	$0.3	$(16.2)	$0.9

	Six Months Ended June 30,		Twelve Months Ended June 30, 2010(1)	Year Ended December 31,
	2010	2009		2009	2008	2007
	(Unaudited)		(Unaudited)	(Audited)
	(In millions, except share, per share and employee data)
Other data:
EBITDA(5)	$25.8	$(11.9)	$46.4	$8.5	$(3.7)	$73.6
Adjusted EBITDA(5)	$26.1	$(9.4)	$47.9	$12.2	$76.9	$74.7
Adjusted net income (loss)(5)	$6.0	$(28.8)	$6.1	$(28.7)	$26.0	$17.8
Capital expenditures	$(7.1)	$(6.7)	$(12.3)	$(12.0)	$(24.6)	$(18.1)
Automotive production (North America)(6)	6.0	3.5	11.1	8.6	12.4	15.1
Truck production (North America & Europe)(7)	0.3	0.2	0.5	0.4	1.0	0.9
Approximate number of employees (at period end)	5,794	5,051	5,794	5,211	6,352	5,625

(1)	Data for the twelve months ended June 30, 2010, other than data shown at period end, basic and diluted net income (loss) per share and basic and diluted weighted average shares outstanding, was derived, in the case of each item, by adding the amount of such item for the year ended December 31, 2009 to the amount of such item for the six months ended June 30, 2010 and subtracting the amount of such item for the six months ended June 30, 2009. Each of basic and diluted net income (loss) per share for the twelve months ended June 30, 2010 was derived as the quotient obtained by dividing (a) net income (loss) attributable to Stoneridge, Inc. and subsidiaries for such period by (b) basic or diluted (as applicable) weighted average shares outstanding for such period.
(2)	Our 2008 operating loss, loss before income taxes, net loss attributable to Stoneridge, Inc. and subsidiaries and related basic and diluted loss per share amounts include a non-cash, pre-tax goodwill impairment loss of $65.2 million.
(3)	Includes amounts included in both selling, general and administrative and cost of goods sold.
(4)	Our 2008 net loss attributable to Stoneridge, Inc. and subsidiaries and related basic and diluted loss per share amounts include a non-cash deferred tax asset valuation allowance of $62.0 million.
(5)	EBITDA, adjusted EBITDA and adjusted net income (loss) are non-GAAP financial measures, which are financial measures derived on the basis of methodologies other than in accordance with U.S. generally accepted accounting principles, or GAAP. We believe EBITDA, adjusted EBITDA and adjusted net income (loss) provide useful information to management and investors with respect to our overall operating performance, facilitating comparisons of operating performance on a consistent basis by removing the impact of items not directly resulting from core operations. The ABL facility uses EBITDA (subject to adjustments) to measure our compliance with covenants such as interest coverage and debt service. EBITDA, adjusted EBITDA and adjusted net income (loss) have limitations as analytical tools, should not be viewed as substitutes for financial measures under GAAP and should not be considered in isolation. Some of the limitations of these measures are that they do not reflect (a) changes in, or cash requirements for, working capital needs; (b) in the case of EBITDA and adjusted EBITDA, the significant interest expense of, or cash requirements for servicing interest and principal payments on, indebtedness; or (c) in the case of EBITDA and adjusted EBITDA, any cash requirements for the replacement of assets being depreciated or amortized. EBITDA, adjusted EBITDA and adjusted net income (loss) as presented in this prospectus may not be comparable to similarly-captioned measures presented by other companies.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) attributable to Stoneridge, Inc. and subsidiaries for the six months ended June 30, 2010 and 2009, the twelve months ended June 30, 2010 and the years ended December 31, 2009, 2008, 2007, 2006 and 2005:

	Six Months Ended June 30,		Twelve Months Ended June 30, 2010(1)	Year Ended December 31,
	2010	2009		2009	2008	2007	2006	2005
	(Unaudited)		(Unaudited)	(Audited)
	(In millions)
Net income (loss) attributable to Stoneridge, Inc. and subsidiaries	$5.7	$(31.3)	$4.6	$(32.4)	$(97.5)	$16.7	$14.5	$0.9
Interest expense, net	11.2	11.0	22.2	22.0	20.6	21.8	21.7	23.9
Provision (benefit) for income taxes(8)	(0.8)	(1.9)	0.2	(1.0)	46.8	6.6	5.1	3.5
Depreciation and amortization	9.7	10.3	19.4	19.9	26.4	28.5	26.2	26.2
EBITDA	25.8	(11.9)	46.4	8.5	(3.7)	73.6	67.5	54.5
Restructuring charges(3)	0.3	2.5	1.5	3.7	15.4	1.1	0.6	5.1
Goodwill impairment charge	—	—	—	—	65.2	—	—	—
Adjusted EBITDA	$26.1	$(9.4)	$47.9	$12.2	$76.9	$74.7	$68.1	$59.6

The following table presents EBITDA and adjusted EBITDA, and provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) attributable to Stoneridge, Inc. and subsidiaries, for the three months ended June 30, 2010, March 31, 2010, December 31, 2009, September 30, 2009, June 30, 2009 and March 31, 2009:

	Three Months Ended
	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
	(Unaudited) (In millions)
Net income (loss) attributable to Stoneridge, Inc. and subsidiaries(2)(4)	$4.2	$1.5	$(0.2)	$(0.8)	$(19.8)	$(11.6)
Interest expense, net	5.6	5.6	5.4	5.6	5.5	5.5
Provision (benefit) for income taxes	0.7	(1.5)	(0.6)	1.5	0.2	(2.1)
Depreciation and amortization	4.9	4.8	4.7	5.0	5.2	5.1
EBITDA	15.4	10.4	9.3	11.3	(8.9)	(3.1)
Restructuring charges(3)	0.2	0.1	(0.2)	1.3	1.5	1.0
Adjusted EBITDA	$15.6	$10.5	$9.1	$12.6	$(7.4)	$(2.1)

The data in the foregoing table for the three months ended June 30, 2010 and March 31, 2010 are derived from our interim unaudited consolidated financial statements incorporated by reference in this prospectus, and the data in the foregoing table for the three months ended December 31, 2009, September 30, 2009, June 30, 2009 and March 31, 2009 are derived from our interim unaudited consolidated financial statements that are not included or incorporated by reference in this prospectus.

The following table presents adjusted net income (loss), and provides a reconciliation of adjusted net income (loss) to net income (loss) attributable to Stoneridge, Inc. and subsidiaries, for the six months ended June 30, 2010 and 2009, the twelve months ended June 30, 2010 and the years ended December 31, 2009, 2008, 2007, 2006 and 2005:

	Six Months Ended June 30,		Twelve Months Ended June 30, 2010(1)	Year Ended December 31,
	2010	2009		2009	2008	2007	2006	2005
	(Unaudited)		(Unaudited)	(Audited)
	(In millions)
Net income (loss) attributable to Stoneridge, Inc. and subsidiaries	$5.7	$(31.3)	$4.6	$(32.4)	$(97.5)	$16.7	$14.5	$0.9
Restructuring charges(3)	0.3	2.5	1.5	3.7	15.4	1.1	0.6	5.1
Goodwill impairment, net of tax benefits	—	—	—	—	46.1	—	—	—
Deferred tax asset valuation allowance	—	—	—	—	62.0	—	—	—
Adjusted net income (loss)	$6.0	$(28.8)	$6.1	$(28.7)	$26.0	$17.8	$15.1	$6.0
(6)	Source: CSM Worldwide.
(7)	Source: Act Research and J.D. Power and Associates.
(8)	Included within the provision for income taxes for the year ended December 31, 2008 is a deferred tax asset valuation allowance charge of $62.0 million.

RISK FACTORS

An investment in our Common Shares involves a high degree of risk. You should carefully consider the risks described below, together with the other information set forth and incorporated by reference in this prospectus, before making your decision to invest in our Common Shares. Any of the following risks, as well as other risks and uncertainties, could harm our business, financial condition or results of operations and cause the value of our Common Shares to decline. The risks described below are not the only ones that could affect us or the value of our Common Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations. As a result of any of these risks, known or unknown, you may lose all or part of your investment in our Common Shares.

Risk Factors Related to Our Business

Our business is cyclical and seasonal in nature and downturns in the medium- and heavy-duty truck, automotive, agricultural and off-highway vehicle markets could reduce the sales and profitability of our business.

The demand for our products is largely dependent on the domestic and foreign production of medium- and heavy-duty trucks, automotive, agricultural and off-highway vehicles. The markets for our products have historically been cyclical, because new vehicle demand is dependent on, among other things, consumer spending and is tied closely to the overall strength of the economy. Because our products are used principally in the production of vehicles for the medium- and heavy-duty truck, automotive, agricultural and off-highway vehicle markets, our net sales, and therefore our results of operations, are significantly dependent on the general state of the economy and other factors which affect these markets. A decline in medium- and heavy-duty truck, automotive, agricultural and off-highway vehicle production could adversely impact our results of operations and financial condition. In 2009, approximately 67% of our net sales were derived from the medium- and heavy-duty truck, agricultural and off-highway vehicle markets and approximately 33% were derived from the automotive market. Seasonality experienced by the automotive industry also impacts our operations.

We may not realize sales represented by awarded business.

We base our growth projections, in part, on commitments made by our customers. These commitments generally renew annually during a program life cycle. Failure of actual production orders from our customers to approximate these commitments could have a material adverse effect our business, financial condition or results of operations.

The prices that we can charge some of our customers are predetermined and we bear the risk of costs in excess of our estimates, in addition to the risk of adverse effects resulting from general customer demands for cost reductions and quality improvements.

Our supply agreements with some of our customers require us to provide our products at predetermined prices. In some cases, these prices decline over the course of the contract and may require us to meet certain productivity and cost reduction targets. In addition, our customers may require us to share productivity savings in excess of our cost reduction targets. The costs that we incur in fulfilling these contracts may vary substantially from our initial estimates. Unanticipated cost increases or the inability to meet certain cost reduction targets may occur as a result of several factors, including increases in the costs of labor, components or materials. In some cases, we are permitted to pass on to our customers the cost increases associated with specific materials. Cost overruns that we cannot pass on to our customers could adversely affect our business, financial condition or results of operations.

OEMs have exerted considerable pressure on component suppliers to reduce costs, improve quality and provide additional design and engineering capabilities and continue to demand and receive price reductions and measurable increases in quality through their use of competitive selection processes, rating programs, and various other arrangements. We may be unable to generate sufficient production cost savings in the future to offset required price reductions. Additionally, OEMs have generally required component suppliers to provide more design engineering input at earlier stages of the product development process, the costs of which have, in some cases, been absorbed by the suppliers. Future price reductions, increased quality standards and additional engineering capabilities required by OEMs may reduce our profitability and have a material adverse effect on our business, financial condition or results of operations.

We are dependent on the availability and price of raw materials and other supplies.

We require substantial amounts of raw materials and other supplies and substantially all such materials we require are purchased from outside sources. The availability and prices of raw materials and other supplies may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and worldwide price levels. As demand for raw materials and other supplies increases as a result of a recovering economy, we may have difficulties obtaining adequate raw materials and other supplies from our suppliers to satisfy our customers. At times, we have experienced difficulty obtaining adequate supplies of semiconductors and memory chips for our Electronics segment and nylon and resins for our Control Devices segment. If we cannot obtain adequate raw materials and other supplies or if we experience an increase in the price of raw materials and other supplies, our business, financial condition or results of operations could be materially adversely affected.

The loss or insolvency of any of our major customers would adversely affect our future results.

We are dependent on several principal customers for a significant percentage of our net sales. In 2009, our top three customers were Navistar International Corp., Deere & Company and Ford Motor Company, which comprised 27%, 12% and 9% of our net sales, respectively. In 2009, our top ten customers accounted for 69% of our net sales. The loss of any significant portion of our sales to these customers or any other customers would have a material adverse impact on our results of operations and financial condition. The contracts we have entered into with many of our customers provide for supplying the customers’ requirements for a particular model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally three to seven years. These contracts are subject to renegotiation, which may affect product pricing and generally may be terminated by our customers at any time. Therefore, the loss of a contract for a major model or a significant decrease in demand for certain key models or any group of related models sold by any of our major customers could have a material adverse impact on our results of operations and financial condition by reducing cash flows and our ability to spread costs over a larger revenue base. We also compete to supply products for successor models and are subject to the risk that the customer will not select us to produce products on any such model, which could have a material adverse impact on our business, financial condition or results of operations. In addition, we have significant receivable balances related to these customers and other major customers that would be at risk in the event of their bankruptcy.

Consolidation among vehicle parts customers and suppliers could make it more difficult for us to compete successfully.

The vehicle part supply industry has undergone a significant consolidation as OEM customers have sought to lower costs, improve quality and increasingly purchase complete systems and modules rather than separate components. As a result of the cost focus of these major customers, we have been, and expect to continue to be, required to reduce prices. Because of these competitive pressures, we cannot assure you that we will be able to increase or maintain gross margins on product sales to our customers. The trend toward consolidation among vehicle parts suppliers is resulting in fewer, larger suppliers who benefit from purchasing and distribution economies of scale. If we cannot achieve cost savings and operational improvements sufficient to allow us to compete successfully in the future with these larger, consolidated companies, our business, financial condition or results of operations could be adversely affected.

The emergence of significant competitors from bankruptcy may adversely affect us.

Certain of our significant competitors filed for bankruptcy protection and, recently, a few of our significant competitors, including Delphi Automotive LLP, emerged from bankruptcy protection. The bankruptcy protection afforded to these competitors has allowed them to eliminate or substantially reduce contractual obligations, including significant amounts of debt, and avoid liabilities. The elimination or reduction of these obligations has made these competitors stronger financially, which could have an adverse effect on our competitive position and results of operations. The emergence of other significant competitors from bankruptcy protection could have further adverse effects on our competitive position and our business, financial condition or results of operations.

Our physical properties and information systems are subject to damage as a result of disasters, outages or similar events.

Our offices and facilities, including those used for design and development, material procurement, manufacturing, logistics and sales are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of any number of unexpected events. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it could disrupt our operations, delay production, shipments and revenue, and result in large expenses to repair or replace these facilities or offices.

In addition, network and information system shutdowns caused by unforeseen events such as power outages, disasters, hardware or software defects, computer viruses and computer security violations pose increasing risks. Such an event could also result in the disruption of our operations, delay production, shipments and revenue, and result in large expenditures necessary to repair or replace such network and information systems.

We must implement and sustain a competitive technological advantage in producing our products to compete effectively.

Our products are subject to changing technology, which could place us at a competitive disadvantage relative to alternative products introduced by competitors. Our success will depend on our ability to continue to meet customers’ changing specifications with respect to quality, service, price, timely delivery and technological innovation by implementing and sustaining competitive technological advances. Our business may, therefore, require significant ongoing and recurring additional capital expenditures and investment in product development and manufacturing and management information systems. We cannot assure you that we will be able to achieve the technological advances or introduce new products that may be necessary to remain competitive. Our inability to continuously improve existing products, to develop new products and to achieve technological advances could have a material adverse effect on our business, financial condition or results of operations.

We may experience increased costs and other disruptions to our business associated with labor unions.

As of June 30, 2010, we had approximately 5,800 employees, approximately 1,600 of whom were salaried and the balance of whom were paid on an hourly basis. Although we have no collective bargaining agreements covering U.S. employees, certain employees located in Estonia, France, Mexico, Spain, Sweden and the United Kingdom either (1) are represented by a union and are covered by a collective bargaining agreement or (2) are covered by works council or other employment arrangements required by law. We cannot assure you that other of our employees will not be represented by a labor organization in the future or that any of our facilities will not experience a work stoppage or other labor disruption. Any work stoppage or other labor disruption involving our employees, employees of our customers (many of which customers have employees who are represented by unions), or employees of our suppliers could have a material adverse effect on our business, financial condition or results of operations by disrupting our ability to manufacture our products or reducing the demand for our products.

Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.

Our operations are subject to various federal, state, local and foreign laws and regulations governing, among other things:

•	the discharge of pollutants into the air and water;
•	the generation, handling, storage, transportation, treatment, and
•	disposal of waste and other materials; the cleanup of contaminated properties; and the health and safety of our employees.

Our business, operations and facilities are subject to environmental and health and safety laws and regulations, many of which provide for substantial fines for violations. The operation of our manufacturing facilities entails risks and we cannot assure you that we will not incur material costs or liabilities in connection with these operations. In addition, potentially significant expenditures could be required in order to comply with evolving environmental, health and safety laws, regulations or requirements that may be adopted or imposed in the future. Changes in environmental, health and safety laws, regulations and requirements or other governmental regulations could increase our cost of doing business or adversely affect the demand for our products.

We also may be required to investigate or clean up contamination resulting from past or current uses of our properties. At our Sarasota, Florida facility, for example, groundwater contamination caused by previous operations will likely require future investigation and/or cleanup. Based on current information, we do not believe this matter will have a material adverse impact on our business, financial condition or results of operations, but we cannot assure you that this matter or other matters involving environmental contamination will not have such an impact.

We may incur material product liability costs.

We may be subject to product liability claims in the event that the failure of any of our products results in personal injury or death and we cannot assure you that we will not experience material product liability losses in the future. We maintain insurance against such product liability claims, but we cannot assure you that such coverage will be adequate for liabilities ultimately incurred or that it will continue to be available on terms acceptable to us. In addition, if any of our products prove to be defective, we may be required to participate in government-imposed or customer OEM-instituted recalls involving such products. A successful claim brought against us that exceeds available insurance coverage or a requirement to participate in any product recall could have a material adverse effect on our business, financial condition or results of operations.

Increased or unexpected product warranty claims could adversely affect us.

We provide our customers a warranty covering workmanship, and in some cases materials, on products we manufacture. Our warranty generally provides that products will be free from defects and adhere to customer specifications. If a product fails to comply with the warranty, we may be obligated or compelled, at our expense, to correct any defect by repairing or replacing the defective product. We maintain warranty reserves in an amount based historical trends of units sold and payment amounts combined with our current understanding of the status of existing claims. To estimate the warranty reserves, we must forecast the resolution of existing claims, as well as expected future claims on products previously sold. The amounts estimated to be due and payable could differ materially from what we may ultimately be required to pay. An increase in the rate of warranty claims or the occurrence of unexpected warranty claims could have a material adverse effect on our customer relations and our financial condition or results of operations.

Disruptions in the financial markets are adversely impacting the availability and cost of credit which could negatively affect our business.

The ABL facility has a maximum borrowing level of $100.0 million and is scheduled to expire on November 1, 2012. We will need to refinance the ABL facility prior to its expiration. Disruptions in the financial markets, including the bankruptcy, insolvency or restructuring of certain financial institutions, and the general lack of liquidity continue to adversely impact the availability and cost of credit for many companies, including us. We may be required to refinance the ABL facility at terms and rates that are less favorable than our current terms and rates, which could adversely affect our business, financial condition or results of operations.

Our significant debt obligations could limit our flexibility in managing our business and expose us to risks.

We are highly leveraged. As of June 30, 2010, after giving effect to the issuance of the senior secured notes and application of the proceeds therefrom, together with a portion of our cash on hand, to retire the senior notes as described in “Summary — Recent Developments,” we would have had approximately $176.7 million of indebtedness outstanding. In addition, we are permitted under the ABL facility and the indenture governing the senior secured notes to incur additional debt, subject to specified limitations. Our high degree of leverage and the terms of our indebtedness may have important consequences to holders of our securities, including the following:

•	we may have difficulty satisfying our obligations with respect to our indebtedness, and if we fail to comply with these requirements, an event of default could result;
•	we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general corporate activities;
•	covenants relating to our debt may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities;
•	covenants relating to our debt may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	we may be more vulnerable than our competitors to the impact of economic downturns and adverse developments in our business; and
•	we may be placed at a competitive disadvantage against any less leveraged competitors.

These and other consequences of our substantial leverage and the terms of our indebtedness could have a material adverse effect on our business, financial condition or results of operations.

Restrictive covenants in the ABL facility and the indenture governing the senior secured notes may limit our ability to pursue our business strategies.

The ABL facility and the indenture governing the senior secured notes limit our ability to, among other things:

•	incur additional debt and guarantees;
•	pay dividends and repurchase our stock;
•	make other restricted payments, including investments;
•	create liens;
•	sell or otherwise dispose of assets, including capital stock of subsidiaries;
•	enter into agreements that restrict dividends from subsidiaries;
•	enter into transactions with our affiliates;
•	consolidate, merge or sell or otherwise dispose of all or substantially all of our assets; and
•	substantially change the nature of our business.

The agreement governing the ABL facility also requires us to maintain a ratio of (1) consolidated EBITDA, as defined in the ABL facility, less specified items to (2) consolidated fixed charges, as defined in the ABL facility, of at least 1.10 to 1.00 whenever undrawn availability under the ABL facility is less than $20 million. Our ability to comply with this fixed charge coverage ratio requirement, as well as the restrictive covenants under the terms of our indebtedness, may be affected by events beyond our control.

The restrictions contained in the indenture governing the senior secured notes and the agreement governing the ABL facility could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and
•	adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of the restrictive covenants under our indebtedness or our inability to comply with the fixed charge coverage ratio requirement in the ABL facility could result in a default under the agreement governing the ABL facility and the indenture governing the senior secured notes. If a default occurs, holders of the senior secured notes could declare all principal and interest to be due and payable, the lenders under the ABL facility could elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable and terminate any commitments they have to provide further borrowings, and holders of the senior secured notes and the ABL facility lenders could pursue foreclosure and other remedies against us and our assets.

We may not be able to generate sufficient cash flows to meet our debt service obligations.

Our ability to make scheduled payments on, or to refinance, our obligations with respect to our indebtedness will depend on our financial and operating performance, which in turn will be affected by general economic conditions and by financial, competitive, regulatory and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of capital will be available to us in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we are unable to generate sufficient cash flow to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. The ABL facility and the indenture governing the senior secured notes restrict our ability to dispose of assets and use the proceeds from the disposition. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms, would materially and adversely affect our business, financial condition and results of operations.

If we cannot make scheduled payments on our debt, we will be in default and, as a result, holders of the senior secured notes could declare all outstanding principal and interest to be due and payable, the lenders under the ABL facility could terminate their commitments to lend us money, holders of the senior secured notes and the lenders under the ABL facility could foreclose on or exercise other remedies against the assets securing the senior secured notes and borrowings under the ABL facility and we could be forced into bankruptcy, liquidation or other insolvency proceedings, which, in each case, could result in your losing your investment in the Common Shares.

We are subject to risks related to our international operations.

Approximately 19.1% of our net sales in 2009 were derived from sales outside of North America. Non-current assets outside of North America accounted for approximately 8.1% of our non-current assets as of December 31, 2009. International sales and operations are subject to significant risks, including, among others:

•	political and economic instability;
•	restrictive trade policies;
•	economic conditions in local markets;
•	currency exchange controls;
•	labor unrest;
•	difficulty in obtaining distribution support and potentially adverse tax consequences; and
•	the imposition of product tariffs and the burden of complying with a wide variety of international and U.S. export laws.

Additionally, to the extent any portion of our net sales and expenses are denominated in currencies other than the U.S. dollar, changes in exchange rates could have a material adverse effect on our results of operations or financial condition.

We face risks arising from our equity investments in companies that we do not control.

Our consolidated results of operations include significant equity earnings from unconsolidated subsidiaries. For the year ended December 31, 2009, we recognized $7.8 million of equity earnings and received $7.3 million in cash dividends from our unconsolidated joint ventures, PST and Minda. Our ability to direct the operations of these entities is limited because we do not own a majority interest in either of them and we are bound by the terms of shareholder agreements with our joint venture partners. The performance of these joint ventures could also be adversely affected by disagreements between us and our joint venture partners, and sales of our equity interests in these entities are subject to rights of first refusal and other contractual limitations.

Our annual effective tax rate could be volatile and materially change as a result of changes in the mix of earnings and other factors.

Our overall effective tax rate is equal to our total tax expense as a percentage of our total earnings before tax. However, tax expense and benefits are not recognized on a global basis, but rather on a jurisdictional or legal entity basis. Losses in certain jurisdictions may not provide a current financial statement tax benefit. As a result, changes in the mix of earnings between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate.

If we fail to protect our intellectual property rights or maintain our rights to use licensed intellectual property or are found liable for infringing the rights of others, our business could be adversely affected.

Our intellectual property, including our patents, trademarks, copyrights, trade secrets and license agreements, are important in the operation of our businesses, and we rely on the patent, trademark, copyright and trade secret laws of the United States and other countries, as well as nondisclosure agreements, to protect our intellectual property rights. We may not, however, be able to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property, breaching any nondisclosure agreements with us, or independently developing technology that is similar or superior to ours and not covered by our intellectual property. Any of the foregoing could reduce any competitive advantage we have developed, cause us to lose sales or otherwise harm our business. We cannot assure you that any intellectual property will provide us with any competitive advantage or will not be challenged, rejected, cancelled, invalidated or declared unenforceable. In the case of pending patent applications, we may not be successful in securing issued patents, or securing patents that provide us with a competitive advantage for our businesses. In addition, our competitors may design products around our patents that avoid infringement and violation of our intellectual property rights.

We cannot be certain that we have rights to use all intellectual property used in the conduct of our businesses or that we have complied with the terms of agreements by which we acquire such rights, which could expose us to infringement, misappropriation or other claims alleging violations of third party intellectual property rights. Third parties have asserted and may assert or prosecute infringement claims against us in connection with the services and products that we offer, and we may or may not be able to successfully defend these claims. Litigation, either to enforce our intellectual property rights or to defend against claims regarding intellectual property rights of others, could result in substantial costs and in a diversion of our resources. Any such claims and resulting litigation could require us to enter into licensing agreements (if available on acceptable terms or at all), pay damages and cease making or selling certain products and could result in a loss of our intellectual property protection. Moreover, we may need to redesign some of our products to avoid future infringement liability. We also may be required to indemnify customers or other third parties at significant expense in connection with such claims and actions. Any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

Our inability to recover from natural or man-made disasters or similar events could adversely affect our business.

Our business and financial results may be affected by certain events that we cannot anticipate or that are beyond our control, such as natural or man-made disasters, national emergencies, significant labor strikes, work stoppages, political unrest, war or terrorist activities that could curtail production at our facilities and cause delayed deliveries and canceled orders. In addition, we purchase components, raw materials, information technology and other services from numerous suppliers, and, even if our facilities are not directly affected by such events, we could be affected by interruptions at such suppliers. Such suppliers may not be able to quickly recover from such events and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. We cannot assure you that we will have insurance to adequately compensate us for any of these events.

Our business is very competitive and increased competition could reduce our sales.

The markets for our products are highly competitive. We compete based on quality, service, price, performance, timely delivery and technological innovation. Many of our competitors are more diversified and have greater financial and other resources than we do. In addition, with respect to certain of our products, some of our competitors are divisions of our OEM customers. We cannot assure you that our business will not be adversely affected by competition or that we will be able to maintain our profitability if the competitive environment changes.

We may not be able to successfully integrate acquisitions into our business or may otherwise be unable to benefit from pursuing acquisitions.

Failure to successfully identify, complete and/or integrate selective acquisitions could have a material adverse effect on us. A portion of our growth in sales and earnings has been generated from acquisitions and subsequent improvements in the performance of the businesses acquired. We expect to continue a strategy of selectively identifying and acquiring businesses with complementary products. We cannot assure you that any business acquired by us will be successfully integrated with our operations or prove to be profitable. We could incur substantial indebtedness in connection with our acquisition strategy, which could significantly increase our interest expense. Covenant restrictions relating to such indebtedness could restrict our ability to pay dividends, fund capital expenditures and consummate additional acquisitions. We anticipate that acquisitions could occur in geographic markets, including foreign markets, in which we do not currently operate. As a result, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Any failure to successfully integrate such acquisitions could have a material adverse impact on our business, financial condition or results of operations.

Risk Factors Related to this Offering and Ownership of Our Common Shares

We have no current plans to pay dividends on our Common Shares, and our ability to pay dividends on our Common Shares may be limited.

We have no current plans to commence payment of a dividend on our Common Shares. Our payment of dividends, if any, on our Common Shares in the future will be determined by Stoneridge’s board of directors in its discretion and will depend on many factors, including, among other things, business conditions, our financial condition, earnings and liquidity, and contractual and other legal restrictions.

Our credit facility and our indenture for the senior secured notes limit our ability to pay cash dividends on our capital stock, including our Common Shares. In the event that any of our indentures or other financing agreements in the future restrict our ability to pay dividends in cash on our Common Shares, we may be unable to pay dividends in cash on our Common Shares unless we can refinance the amounts outstanding under those agreements.

Fluctuations in the price of our Common Shares may make our Common Shares difficult to resell.

The market price and trading volume of our Common Shares have been and may continue to be subject to significant fluctuations due not only to general stock market conditions but also to, among other things, changes in sentiment in the market regarding the industries in which we operate, our operations, business prospects or liquidity or this offering. During the period from October 23, 2009 to October 22, 2010, the price of our Common Shares has fluctuated from a high of $13.58 per share to a low of $6.00 per share. In addition to the risk factors discussed in our periodic reports and elsewhere in this prospectus, the price and volume volatility of our Common Shares may be affected by, among other things:

•	actual or anticipated fluctuations in our quarterly or annual earnings or those of other companies in our industry;
•	variance in our financial performance from the expectations of market analysts, and changes to earnings estimates or recommendations by research analysts who track our Common Shares or the stock of other companies in our industry;
•	actual or anticipated sales of Common Shares by existing shareholders, whether in the market or in subsequent public offerings;

•	changes in our capital structure, such as future issuance of Common Shares or other securities or the incurrence of additional debt;
•	additions or departures of key personnel;
•	developments in our business or in our industry generally;
•	a prolonged downturn in our industry;
•	general market conditions, such as interest or foreign exchange rates, commodity and equity prices, availability of credit, asset valuations and volatility;
•	changes in global financial and economic markets;
•	armed conflict, war or terrorism;
•	economic, financial, geopolitical, regulatory or judicial events affecting our business and operations, our industry generally or the financial markets generally;
•	changes in market valuations of other companies in our industry;
•	changes in accounting standards, policies, guidance, interpretations or principles applicable to our business;
•	the operating and securities price performance of companies that investors consider to be comparable to us; and
•	announcements of strategic actions, developments or other material events (such as new products or services, acquisitions, dispositions, restructurings or financings) by us or our competitors.

Stock markets in general have experienced extreme volatility recently that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Common Shares, make it difficult to predict the market price of our Common Shares and cause the value of your investment in our Common Shares to decline.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our Common Shares.

We are not restricted from issuing additional Common Shares, including securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares. The issuance of additional Common Shares or of convertible or other equity linked securities, including options and warrants, or otherwise, will dilute the ownership interest of holders of our Common Shares. As of September 30, 2010, we had 25,445,655 outstanding Common Shares and (i) 151,250 Common Shares were issuable upon exercise of stock options outstanding at a weighted-average exercise price of $11.63 per share, (ii) 1,780,312 Common Shares were reserved for future grants or awards under our equity-based compensation plans.

Sales of a substantial number of Common Shares or other equity-related securities in the public market could depress the market price of our Common Shares and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our Common Shares or other equity-related securities, or the availability of Common Shares or other authorized capital stock for future sale, will have on the market price of our Common Shares.

We have outstanding debt and may offer debt securities in the future, which would be senior to our Common Shares upon liquidation, and/or preferred equity securities which may be senior to our Common Shares for purposes of dividend distributions or upon liquidation.

In addition to the senior secured notes already outstanding, we may offer debt or preferred equity securities, including senior or subordinated notes and Serial Preferred Shares, in the future. Upon liquidation, holders of our debt securities and shares of Serial Preferred Shares and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our Common Shares. If we issue Serial Preferred Shares in the future that have a preference over our Common Shares with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue Serial Preferred Shares with voting rights that dilute the voting power of our Common Shares, the rights of holders of our Common Shares could be adversely affected.

Anti-takeover provisions could make it more difficult for a third party to acquire us.

Ohio corporate law provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed “control share acquisition” as defined in the Ohio Revised Code. Assuming compliance with the prescribed notice and information filings, a proposed control share acquisition may be made only if, at a special meeting of shareholders, the acquisition is approved by both a majority of our voting power represented at the meeting and a majority of the voting power represented at the meeting remaining after excluding the combined voting of the “interested shares,” as defined in the Ohio Revised Code. The application of these provisions of the Ohio Revised Code could have the effect of delaying or preventing a change of control.

Our ability to use net operating loss and research credit carryforwards to reduce our future income tax liability could be subject to limitations.

As of December 31, 2009, we had U.S. federal income tax net operating loss carryforwards of approximately $53 million and research credit carryforwards of approximately $9 million. Subject to various limitations, carryforwards of that nature may be used to offset future taxable income or income tax liability, and thereby reduce U.S. federal income taxes otherwise payable. Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, impose an annual limitation on the ability of a corporation that undergoes an “ownership change” to use its net operating loss and credit carryforwards to reduce its tax liability. As a result of this offering, we believe that we may experience an ownership change in connection with this offering or as a result of this offering together with subsequent changes in ownership of our Common Shares. Therefore, our use of our net operating loss and credit carryforwards would be limited by the annual limitation imposed by Sections 382 and 383 of the Code. Determining the limitation under Sections 382 and 383 of the Code is technical and highly complex and depends on a number of factors. The imposition of the annual limitation on the use of our net operating loss and credit carryforwards means that we may be subject to U.S. federal income taxes on an accelerated basis and could ultimately be subject to U.S. federal income tax liabilities in amounts greater than those which we would have been subject to had the annual limitation not applied to us.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that are, or may be deemed to be, “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this prospectus and include statements regarding the intent, belief or current expectations of us or our directors or officers with respect to, among other things, our (1) future product and facility expansion, (2) acquisition strategy, (3) investments and new product development, (4) growth opportunities related to awarded business and (5) projected commercial vehicle and automotive productions levels and fleet aging information. Forward-looking statements may be identified by the words “will,” “may,” “should,” “continue,” “designed to,” “believes,” “plans,” “expects,” “estimates,” “anticipates,” “projects,” “intends” and similar words and expressions. The forward-looking statements in this prospectus are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. Important factors that could cause our actual results to differ materially from those in the forward-looking statements include, among other factors:

•	the loss or bankruptcy of a major customer;
•	the costs and timing of facility closures, business realignment, or similar actions;
•	a significant change in medium- and heavy-duty, automotive, agricultural or off-highway vehicle production;
•	our ability to achieve cost reductions that offset or exceed customer-mandated selling price reductions;
•	a significant change in general economic conditions in any of the various countries in which we operate;
•	labor disruptions at our facilities or at any of our significant customers or suppliers;
•	the ability of our suppliers to supply us with parts and components at competitive prices on a timely basis;
•	the amount of our indebtedness and the restrictive covenants contained in the agreements governing our indebtedness, including the ABL facility and the senior secured notes;
•	customer acceptance of new products;
•	capital availability or costs, including changes in interest rates or market perceptions;
•	the failure to achieve the successful integration of any acquired company or business;
•	the occurrence or non-occurrence of circumstances beyond our control; and
•	the items described in “Risk Factors” in this prospectus and other uncertainties or risks discussed in our periodic and current reports filed with the Securities and Exchange Commission.

Important factors that could cause the performance of the commercial vehicle and automotive industry to differ materially from those in the forward-looking statements include macro economic factors such as (1) continued economic instability or poor economic conditions in the United States and global markets, (2) changes in economic conditions, housing prices, foreign currency exchange rates, commodity prices, including shortages of and increases or volatility in the price of oil, (3) changes in laws and regulations, (4) the state of the credit markets, (5) political stability, (6) international conflicts and (7) the occurrence of force majeure events.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those described in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

We do not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes industry and market data and forecasts that we obtained or developed from industry publications and surveys and internal company sources. The primary sources of third-party industry data and forecasts in this prospectus are America’s Commercial Transportation Research Co., which we refer to as ACT Research, CSM Worldwide, IHS Global Insight and J.D. Power and Associates. The third-party publications and surveys we used generally indicate that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. While we are not aware of any misstatements regarding third-party industry and market data and forecasts presented herein, and we believe all of our sources are reliable, we have neither independently verified any of the data and forecasts from third-party sources nor ascertained the underlying economic assumptions relied upon therein, and we do not guarantee the accuracy or completeness of such information. Forward-looking information such as forecasts involves risks and uncertainties and is subject to change based on various factors, including those discussed in this prospectus under “Information Regarding Forward-Looking Statements” and “Risk Factors.” Forward-looking information is inherently unreliable, and forecasts are particularly likely to be inaccurate, especially over long periods of time.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Common Shares by the selling shareholders in this offering. See “Selling Shareholders” and “Underwriting.”

PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY

Our Common Shares are listed on the New York Stock Exchange under the symbol “SRI.” As of September 30, 2010, we had 25,445,655 Common Shares issued and outstanding, which were owned by approximately 285 registered holders, including Common Shares held in the names of brokers and banks (so-called “street name” holdings) who are record holders.

We have not historically paid or declared dividends, which are restricted under both the senior secured notes and the ABL facility, on our Common Shares. We may only pay cash dividends in the future if immediately prior to and immediately after the payment is made, no event of default shall have occurred and outstanding indebtedness under the ABL facility is not greater than or equal to $20.0 million before and after the payment of the dividend. We currently intend to retain earnings for acquisitions, working capital, capital expenditures, general corporate purposes and reduction in outstanding indebtedness. We have no current plans to pay dividends.

High and low sales prices (as reported on the New York Stock Exchange composite tape) for our Common Shares for each quarter during 2010, 2009 and 2008 are as follows:

	High	Low
2010
Fourth Quarter (through November 2, 2010)	$13.58	$10.02
Third Quarter	11.53	7.02
Second Quarter	12.30	7.57
First Quarter	10.23	6.00
2009
Fourth Quarter	$9.60	$6.14
Third Quarter	7.20	3.70
Second Quarter	4.89	1.97
First Quarter	4.80	1.41
2008
Fourth Quarter	$11.25	$2.32
Third Quarter	19.38	10.80
Second Quarter	18.74	12.74
First Quarter	14.23	6.86

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2010:

•	on an actual basis; and
•	on as adjusted basis to give effect to the sale of the senior secured notes and the repurchase of all of the senior notes pursuant to the tender offer, or the redemption of senior notes not tendered.

You should read the information in this table in conjunction with “Use of Proceeds,” “Prospectus Summary — Recent Developments,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes thereto incorporated by reference in this prospectus and our unaudited condensed consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

	As of June 30, 2010
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$74,608	$51,688
Debt:
ABL credit facility(1)	$—	$—
11½% Senior Notes due 2012	183,000	—
9.5% Senior Secured Notes due 2017(2)	—	175,000
Other debt(3)	1,728	1,728
Total debt	184,728	176,728
Shareholders’ equity:
Preferred Shares, without par value, authorized 5,000 shares, none issued	—	—
Common Shares, without par value, authorized 60,000 shares, issued 25,969 shares and outstanding 25,440 shares, with no stated value	—	—
Additional paid-in capital	160,100	160,100
Common Shares held in treasury, 529, at cost	(411)	(411)
Accumulated deficit	(85,861)	(96,696)
Accumulated other comprehensive income	1,394	1,394
Total Stoneridge Inc. and Subsidiaries shareholders’ equity	75,222	64,387
Noncontrolling interest	4,448	4,448
Total shareholders’ equity	79,670	68,835
Total capitalization	$264,398	$245,563

(1)	The current expiration date of the ABL facility is November 1, 2012, which was extended from November 1, 2011 pursuant to an amended and restated credit and security agreement relating to the ABL facility, which became effective upon issuance of the senior secured notes.
(2)	We issued $175,000 of 9.5% senior secured notes due 2017 on October 4, 2010.
(3)	Other debt is composed of a master revolving note and installment notes held by our majority owned subsidiary Bolton Conductive Systems, LLC.

SELECTED CONSOLIDATED FINANCIAL DATA

Our selected historical consolidated statement of operations, cash flows and other financial data for the years ended December 31, 2009, 2008 and 2007, and our selected historical consolidated balance sheet data as of December 31, 2009 and 2008, are derived from our audited consolidated financial statements incorporated by reference in this prospectus.

Our selected historical consolidated statement of income, cash flows and other financial data for the six months ended June 30, 2010 and 2009 and our selected historical consolidated balance sheet data as of June 30, 2010 and 2009 are derived from our interim unaudited consolidated financial statements incorporated by reference in this prospectus. In the opinion of management, our selected unaudited historical consolidated financial data includes all adjustments necessary for a fair presentation of our financial position, results of operations and cash flows on a consolidated basis, and all such adjustments are of a normal recurring nature.

Our selected historical consolidated statement of operations, cash flows and other financial data for the years ended December 31, 2006 and 2005, and our selected historical consolidated balance sheet data as of December 31, 2007, 2006 and 2005 are derived from our audited consolidated financial statements that are not included or incorporated by reference in this prospectus. These financial statements were included in Stoneridge’s annual report on Form 10-K filed in respect of such years, which reports can be reviewed on the website of the Securities and Exchange Commission. See “Where You Can Find More Information.”

The selected financial data presented below represents portions of our financial statements and are not complete. You should read this information in conjunction with, and it is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes thereto incorporated by reference in this prospectus and our unaudited condensed consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

Historical results are not necessarily indicative of future performance or results of operations, and results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	Six Months Ended June 30,		Twelve Months Ended June 30, 2010(1)	Year Ended December 31,
	2010	2009		2009	2008	2007	2006	2005
(In thousands, except per share data)	(Unaudited)		(Unaudited)	(Audited)
Statement of Operations Data:
Net sales	$314,336	$223,375	$566,113	$475,152	$752,698	$727,120	$708,699	$671,584
Cost of goods sold	241,189	190,504	437,852	387,167	586,411	559,397	549,793	522,996
Gross profit	73,147	32,871	128,261	87,985	166,287	167,723	158,906	148,588
Selling, general and administrative expenses	61,015	55,924	111,319	106,228	144,383	132,924	123,843	125,285
Goodwill impairment charge	—	—	—	—	65,175	—	—	—
Operating income (loss)(2)	12,132	(23,053)	16,942	(18,243)	(43,271)	34,799	35,063	23,303
Interest expense, net	11,236	11,035	22,166	21,965	20,575	21,759	21,744	23,872
Equity in earnings of investees	(2,302)	(1,478)	(8,599)	(7,775)	(13,490)	(10,893)	(7,125)	(4,052)
Other expense (income), net	(1,699)	645	(1,451)	893	419	709	805	(953)
Income (loss) before income taxes(2)	4,897	(33,255)	4,826	(33,326)	(50,775)	23,224	19,639	4,436
Provision (benefit) for income taxes	(758)	(1,911)	150	(1,003)	46,752	6,553	5,126	3,503
Net income (loss)(2)(3)	5,655	(31,344)	4,676	(32,323)	(97,527)	16,671	14,513	933
Net income (loss) attributable to noncontrolling interest	(44)	—	38	82	—	—	—	—
Net income (loss) attributable to Stoneridge, Inc. and subsidiaries(2)(3)	$5,699	$(31,344)	$4,638	$(32,405)	$(97,527)	$16,671	$14,513	$933
Basic net income (loss) per share(2)(3)	$0.24	$(1.33)	$0.19	$(1.37)	$(4.17)	$0.72	$0.63	$0.04
Diluted net income (loss) per share(2)(3)	$0.24	$(1.33)	$0.19	$(1.37)	$(4.17)	$0.71	$0.63	$0.04
Balance Sheet Data (at period end):
Working capital	$144,468	$138,203	$144,468	$142,896	$160,387	$184,788	$135,915	$116,689
Total assets	$377,893	$341,829	$377,893	$362,525	$382,437	$527,769	$501,807	$463,038
Long-term debt, less current portion	$183,290	$183,000	$183,290	$183,431	$183,000	$200,000	$200,000	$200,000
Shareholders' equity	$79,670	$66,403	$79,670	$74,057	$91,758	$206,189	$178,622	$153,991
Other Data:
Product development expenses	$19,092	$18,026	$34,059	$32,993	$45,509	$45,223	$40,840	$39,193
Capital expenditures	$7,063	$6,743	$12,318	$11,998	$24,573	$18,141	$25,895	$28,934
Depreciation and amortization(4)	$9,723	$10,267	$19,395	$19,939	$26,399	$28,503	$26,180	$26,157

(1)	Data for the twelve months ended June 30, 2010, other than data shown at period end and basic and diluted net income (loss) per share, was derived, in the case of each item, by adding the amount of such item for the year ended December 31, 2009 to the amount of such item for the six months ended June 30, 2010 and subtracting the amount of such item for the six months ended June 30, 2009. Each of basic and diluted net income (loss) per share for the twelve months ended June 30, 2010 was derived as the quotient obtained by dividing (a) net income (loss) attributable to Stoneridge, Inc. and subsidiaries for such period by (b) basic or diluted (as applicable) weighted average shares outstanding for such period. For the twelve months ended June 30, 2010, basic and diluted weighted average shares outstanding were 23,843 and 24,060, respectively.
(2)	Our 2008 operating loss, loss before income taxes, net loss, net loss attributable to Stoneridge, Inc. and subsidiaries and related basic and diluted loss per share amounts include a non-cash, pre-tax goodwill impairment loss of $65,175.
(3)	Our 2008 net loss, net loss attributable to Stoneridge, Inc. and subsidiaries and related basic and diluted loss per share amounts include a non-cash deferred tax asset valuation allowance of $62,006.
(4)	These amounts represent depreciation and amortization on fixed and certain finite-lived intangible assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Overview

We are a global designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the medium- and heavy-duty truck, automotive, agricultural and off-highway vehicle markets.

We recognized net income for the quarter ended June 30, 2010 of $4.2 million, or $0.17 per diluted share, compared with a net loss of $19.8 million, or $(0.84) per diluted share, for the second quarter of 2009.

Our second quarter 2010 results were positively affected by improvements in the North American automotive and North American and European commercial vehicle markets as well as the economy as a whole. Production volumes in the North American automotive vehicle market increased by 72.7% during the quarter ended June 30, 2010 when compared to the quarter ended June 30, 2009. These automotive vehicle market production volume increases had a positive effect on our North American automotive vehicle market net sales of approximately $19.8 million, primarily within our Control Devices segment. The commercial vehicle market production volumes in North America improved by 28.3% during the quarter ended June 30, 2010 when compared to the prior year second quarter, which resulted in increased net sales of approximately $19.7 million, primarily within our Electronics segment. Our net sales were also favorably affected by increased European commercial vehicle production volumes of 58.1% during the quarter ended June 30, 2010 as compared to the prior year second quarter. This increased production volume had a positive effect on our net sales of approximately $11.9 million, principally within the Electronics segment. These increases in net sales were partially offset by unfavorable foreign currency exchange rates. Our revenues were unfavorably affected by foreign currency translation of approximately $3.0 million during the quarter ended June 30, 2010 when compared to the quarter ended June 30, 2009. Our gross margin percentage increased from 13.3% for the quarter ended June 30, 2009 to 23.8% for the quarter ended June 30, 2010, primarily due to the significant increases in sales and the leveraging of our cost structure resulting from our prior restructuring initiatives.

Our selling, general and administrative expenses (“SG&A”) increased from $27.9 million for the quarter ended June 30, 2009 to $31.4 million for the quarter ended June 30, 2010. This $3.5 million, or 12.5%, increase in SG&A was mainly due to increased compensation and compensation related expenses incurred during the quarter ended June 30, 2010 of approximately $2.0 million primarily as a result of increased incentive compensation expenses. In addition, our design and development costs increased by approximately $0.5 million between periods due to our support of new product launches by our customers.

Our results for the six months ended June 30, 2010 were also favorably affected by the wind-down of our wholly-owned subsidiary, Stoneridge Pollak Limited (“SPL”), located in Mitcheldean, England. On February 23, 2010, we placed SPL into administration (a structured bankruptcy) in the United Kingdom. We had previously ceased SPL’s manufacturing operations in December of 2008, as part of the restructuring initiatives announced in October 2007. All SPL customer contracts were transferred to other subsidiaries subsequent to placing SPL into administration. We recognized a net gain within other expense (income), net of approximately $2.2 million, primarily from the reversal of the cumulative translation adjustment account, which had previously been included as a component of accumulated other comprehensive income within shareholders’ equity. In addition, we recognized a tax benefit of approximately $1.2 million from the reversal of deferred tax liabilities; primarily employee benefit related which were also previously included as a component of accumulated other comprehensive income.

At June 30, 2010 and December 31, 2009, we maintained a cash and equivalents balance of $74.6 million and $91.9 million, respectively. At June 30, 2010 and December 31, 2009, we had borrowing capacity of $71.8 million and $54.1 million, respectively, under the ABL facility, and we had no borrowings under the ABL facility.

Results of Operations

Six months ended June 30, 2010 compared to six months ended June 30, 2009

Net Sales.  Net sales for our reportable segments, excluding inter-segment sales, for the six months ended June 30, 2010 and 2009 are summarized in the following table (in thousands, except percentages):

	Six Months Ended June 30,				$ Increase	% Increase
	2010		2009
Electronics	$196,565	62.5%	$148,665	66.6%	$47,900	32.2%
Control Devices	117,771	37.5	74,710	33.4	43,061	57.6%
Total net sales	$314,336	100.0%	$223,375	100.0%	$90,961	40.7%

Our Electronics segment was positively affected by increased volume in our served markets by approximately $47.2 million for the six months ended June 30, 2010 when compared to the first half of the prior year. The increase in net sales for our Electronics segment was primarily due to volume increases in our North American and European commercial vehicle products. Commercial vehicle market production volumes in North America and Europe increased by 21.7%, and 25.5%, respectively, during the six months ended June 30, 2010 when compared to the first half of the prior year. The increase in North American and European commercial vehicle production positively affected net sales in our Electronics segment for the six months ended June 30, 2010 by approximately $23.6 million, or 33.5%, and $13.9 million, or 40.3%, respectively. Our net sales were favorably affected by approximately $4.1 million during the six months ended June 30, 2010 due to the inclusion of BCS, which was acquired in the fourth quarter of 2009. Net sales within our Electronics segment were also favorably affected by approximately $6.2 million as a result of production volume increases in the agricultural vehicle market during the six months ended June 30, 2010 when compared to the first half of 2009.

Our Control Devices segment was positively affected by increased volume in our served markets by approximately $38.5 million for the six months ended June 30, 2010 when compared to the prior year first half. The increase in net sales for our Control Devices segment was primarily attributable to production volume increases at our major customers in the North American automotive vehicle market, which increased by 71.8% during the six months ended June 30, 2010 when compared to the six months ended June 30, 2009. Volume increases within the automotive vehicle market of our Control Devices segment increased net sales for the six months ended June 30, 2010 by approximately $35.2 million, or 59.0%, when compared to the first half of the prior year.

Net sales by geographic location for the six months ended June 30, 2010 and 2009 are summarized in the following table (in thousands, except percentages):

	Six Months Ended June 30,				$ Increase	% Increase
	2010		2009
North America	$256,492	81.6%	$182,305	81.6%	$74,187	40.7%
Europe and other	57,844	18.4	41,070	18.4	16,774	40.8%
Total net sales	$314,336	100.0%	$223,375	100.0%	$90,961	40.7%

The North American geographic location consists of the results of our operations in the United States and Mexico.

The increase in North American net sales was primarily attributable to increased sales volume in our North American automotive and commercial vehicle markets. These increased volume levels had a positive effect on our net sales for the six months ended June 30, 2010 of $34.9 million and $23.9 million for our North American automotive and commercial vehicle markets, respectively. Production volume increases within the agricultural vehicle market during the six months ended June 30, 2010 favorably affected our North American net sales by approximately $8.3 million. North American net sales for the six months ended June 30, 2010 were also favorably affected by approximately $4.1 million due to the inclusion of BCS. Our increase in net sales outside North America was primarily due to increased sales of European commercial vehicle market products, which had a positive effect on our net sales for the six months ended June 30, 2010 of approximately $14.0 million.

Condensed consolidated statements of operations as a percentage of net sales for the six months ended June 30, 2010 and 2009 are presented in the following table (in thousands, except percentages):

	June 30,				$ Increase / (Decrease)
	2010		2009
Net sales	$314,336	100.0%	$223,375	100.0%	$90,961
Costs and expenses:
Cost of goods sold	241,189	76.7	190,504	85.3	50,685
Selling, general and administrative	61,015	19.4	55,924	25.0	5,091
Operating income (loss)	12,132	3.9	(23,053)	(10.3)	35,185
Interest expense, net	11,236	3.6	11,035	4.9	201
Equity in earnings of investees	(2,302)	(0.7)	(1,478)	(0.7)	(824)
Other expense (income), net	(1,699)	(0.5)	645	0.3	(2,344)
Income (loss) before income taxes	4,897	1.5	(33,255)	(14.8)	38,152
Benefit from income taxes	(758)	(0.2)	(1,911)	(0.9)	1,153
Net income (loss)	5,655	1.8	(31,344)	(13.9)	36,999
Net loss attributable to noncontrolling interest	(44)	—	—	—	(44)
Net income (loss) attributable to Stoneridge, Inc. and subsidiaries	$5,699	1.8%	$(31,344)	(13.9)%	$37,043

Cost of Goods Sold.  The decrease in cost of goods sold as a percentage of net sales was primarily due to the significant increase in volume of our European and North American commercial and automotive vehicle markets during the six months ended June 30, 2010 when compared to the prior year comparative period. A portion of our cost structure is fixed in nature, such as overhead and depreciation costs. These fixed costs combined with significantly higher net sales in the first half of 2010, resulted in a lower cost of goods sold as a percentage of net sales for the first half of 2010. Our material cost as a percentage of net sales for our Electronics segment for the first half of 2010 and 2009 was 56.4% and 54.9%, respectively. Our material cost as a percentage of net sales for the Control Devices segment decreased from 55.0% for the six months ended June 30, 2009 to 52.6% for the first half of 2010. This decrease is largely due to inventory related charges taken in 2009 as a result of lower sales volumes in our served markets.

Selling, General and Administrative Expenses.  Design and development expenses included in SG&A were $19.1 million and $18.0 million for the six months ended June 30, 2010 and 2009, respectively. The increase in design and development costs is a result of our customers’ new product launches in the near term. The increase in SG&A costs excluding design and development expenses was mainly due to higher employee related costs of approximately $3.8 million, primarily incentive compensation. Our SG&A costs decreased as a percentage of net sales because of the increase in net sales recognized in the current period when compared to the prior year period.

Costs from our restructuring initiatives for the six months ended June 30, 2010 decreased compared to the first six months of 2009 as a result of our restructuring initiatives nearing completion. Costs incurred during the six months ended June 30, 2010 related to restructuring initiatives amounted to approximately $0.3 million and were comprised of one-time termination benefits and contract termination costs. These restructuring actions were a combination of severance costs as a result of the continuation of restructuring initiatives which began in 2009 in Dundee, Scotland and an adjustment that was made to certain assumptions related to our cancelled lease in Mitcheldean, England. This lease was cancelled in 2008 as part of our restructuring initiative. Restructuring charges for the first six months of 2009 were approximately $2.5 million and were primarily comprised of one-time termination benefits. These restructuring actions were in response to the depressed conditions in the European and North American commercial vehicle markets as well as the North American automotive vehicle market. Restructuring expenses that were general and administrative in nature were included in the Company’s condensed consolidated statements of operations as a component of SG&A, while the remaining restructuring related expenses were included in cost of goods sold.

Restructuring charges, general and administrative in nature, recorded by reportable segment during the six months ended June 30, 2010 were as follows (in thousands):

	Electronics	Control Devices	Total Consolidated Restructuring Charges
Severance costs	$183	$—	$183
Contract termination costs	121	—	121
Total general and administrative restructuring charges	$304	$—	$304

All restructuring charges result in cash outflows. Severance costs related to a reduction in workforce. Contract termination costs represent expenditures associated with long-term lease obligations that were cancelled as part of the restructuring initiatives.

Restructuring charges, general and administrative in nature, recorded by reportable segment during the six months ended June 30, 2009 were as follows (in thousands):

	Electronics	Control Devices	Total Consolidated Restructuring Charges
Severance costs	$1,804	$613	$2,417
Contract termination costs	92	—	92
Total general and administrative restructuring charges	$1,896	$613	$2,509

Equity in Earnings of Investees.  The increase in equity earnings of investees was attributable to the increase in equity earnings recognized from our PST and Minda joint ventures. Equity earnings for PST increased from $1.4 million for the six months ended June 30, 2009 to $1.8 million for the six months ended June 30, 2010. The increase primarily reflects higher volumes for PST’s product lines during the six months ended June 30, 2010. Equity earnings for Minda increased from $0.1 million for the six months ended June 30, 2009 to $0.5 million for the six months ended June 30, 2010.

Other Expense (Income), net.  As a result of placing SPL into administration, we recognized a gain of approximately $2.2 million during the six months ended June 30, 2010 within other expense (income), net on the condensed consolidated statement of operations. This gain is primarily related to the reversal of the cumulative translation adjustment account, which had previously been included as a component of other comprehensive income within Shareholders’ Equity.

Income (Loss) Before Income Taxes.  Income (loss) before income taxes is summarized in the following table by reportable segment (in thousands, except percentages).

	Six Months Ended June 30,		$ Increase/ (Decrease)	% Increase/ (Decrease)
	2010	2009
Electronics(A)	$6,241	$(11,160)	$17,401	155.9%
Control Devices(A)	8,759	(12,428)	21,187	170.5%
Other corporate activities(A)	306	1,316	(1,010)	(76.7)%
Corporate interest expense	(10,409)	(10,983)	574	5.2%
Income (loss) before income taxes	$4,897	$(33,255)	$38,152	114.7%

(A)	Income before income taxes amount excludes the impact of placing SPL into administration during the six months ended June 30, 2010. As a result of placing SPL into administration, we recognized a gain within the Electronics segment of $32,512 and a loss within the Control Devices segment and other corporate activities of $473 and $32,039, respectively. These gains and losses were primarily the result of eliminating SPL’s intercompany debt and equity structure.

The increase in profitability in the Electronics segment was principally related to the increased sales volume, primarily to our commercial vehicle, customers for the six months ended June 30, 2010 when compared to the first half of 2009. In addition, restructuring related expenses for the Electronics segment were approximately $2.2 million lower for the six months ended June 30, 2010 when compared to the first half of 2009.

The increase in profitability in the Control Devices segment was primarily due to increased sales volume for the six months ended June 30, 2010 when compared to the six months ended June 30, 2009. Production volume increases favorably affected our net sales within the Control Devices segment by approximately $38.5 million for the six months ended June 30, 2010 when compared to the first half of the prior year.

The decrease in profitability from other corporate activities was primarily due to higher employee related costs, largely incentive compensation costs, incurred during the six months ended June 30, 2010 when compared to the first six months of 2009.

Income (loss) before income taxes by geographic location for the six months ended June 30, 2010 and 2009 is summarized in the following table (in thousands, except percentages):

	Six Months Ended June 30,				$ Increase	% Increase
	2010		2009
North America(A)	$4,219	86.2%	$(22,129)	66.5%	$26,348	119.1%
Europe and other(A)	678	13.8	(11,126)	33.5	11,804	106.1%
Income (loss) before income taxes	$4,897	100.0%	$(33,255)	100.0%	$38,152	114.7%

(A)	Income before income taxes amount excludes the impact of placing SPL into administration during the six months ended June 30, 2010. As a result of placing SPL into administration, we recognized a gain within Europe and other and a loss within North America of $32,430. These gains and losses were primarily the result of eliminating SPL’s intercompany debt and equity structure.

North American loss before income taxes includes interest expense of approximately $11.3 million and $11.1 million for the six months ended June 30, 2010 and 2009, respectively.

Excluding the effect of the SPL administration, our North American results improved, primarily as a result of increased volume in the North American automotive and commercial vehicle markets during the six months ended June 30, 2010 as compared to the first half of 2009. Our results in Europe and other were favorably affected by our increased European commercial vehicle market sales during the current period.

Benefit from Income Taxes.  We recognized a benefit from income taxes of $0.8 million, or (15.5%) of pre-tax income, and $1.9 million, or 5.7% of the pre-tax loss, for federal, state and foreign income taxes for the six months ended June 30, 2010 and 2009, respectively. As reported at December 31, 2009, the Company is in a cumulative loss position and provides a valuation allowance offsetting federal, state and certain foreign deferred tax assets. The decrease in the tax benefit for the six months ended June 30, 2010 compared to the six months ended June 30, 2009, was primarily attributable to lower losses from our foreign operations and the resulting decrease in tax benefits related to losses in those foreign jurisdictions. That reduction in benefit was partially offset with a tax benefit related to our United Kingdom operations. As a result of placing SPL into administration, the Company recognized a tax benefit of approximately $1.2 million during the six months ended June 30, 2010, from the reversal of deferred tax liabilities, primarily employee benefit related, that were previously included as a component of accumulated other comprehensive income within Shareholders’ Equity.

Year ended December 31, 2009 compared to year ended December 31, 2008

Net Sales.  Net sales for our reportable segments, excluding inter-segment sales, for the years ended December 31, 2009 and 2008 are summarized in the following table (in thousands, except percentages):

	For the Years Ended December 31,
	2009		2008		$ Decrease	% Decrease
Electronics	$301,424	63.4%	$520,936	69.2%	$(219,512)	(42.1)%
Control Devices	173,728	36.6	231,762	30.8	(58,034)	(25.0)%
Total net sales	$475,152	100.0%	$752,698	100.0%	$(277,546)	(36.9)%

Our Electronics segment was adversely affected by reduced volume in our served markets by approximately $198.1 million for the year ended December 31, 2009 when compared to the prior year. The decrease in net sales for our Electronics segment was primarily due to volume declines in our North American and European commercial vehicle production. Commercial vehicle market production volumes in Europe and North America declined by 64.1% and 39.8%, respectively, during the year ended December 31, 2009 compared to the prior year. The reductions in European and North American commercial vehicle production negatively affected net sales in our Electronics segment for the year ended December 31, 2009 by approximately $65.3 million or 42.3% and $88.7 million or 37.3%, respectively. The balance of the decrease was primarily related to volume declines in the agricultural and automotive vehicle markets of approximately $22.6 million and $21.5 million, respectively. In addition, our Electronics segment net sales were unfavorably affected by foreign currency fluctuations of approximately $15.3 million in 2009 when compared to 2008.

Our Control Devices segment was adversely affected by reduced volume in our served markets by approximately $49.4 million for the year ended December 31, 2009 when compared to the prior year. The decrease in net sales for our Control Devices segment was primarily attributable to production volume reductions at our major customers in the North American automotive vehicle market. Production volumes in the North American automotive vehicle market declined by 32.3% during the year ended December 31, 2009 when compared to the year ended December 31, 2008. Volume reductions within the automotive market of our Control Devices segment reduced net sales for the year ended December 31, 2009 by approximately $39.4 million, or 20.7%, when compared to the prior year. In addition, our current year net sales were adversely affected by sales losses during the year ended December 31, 2009 of approximately $10.0 million. These sales losses were primarily a result of our products being decontented or removed from certain customer products. The balance of the decrease was related to volume declines in the agricultural and commercial vehicle markets of approximately $5.6 million and $4.4 million, respectively during the year ended December 31, 2009 when compared to the prior year.

Net sales by geographic location for the years ended December 31, 2009 and 2008 are summarized in the following table (in thousands, except percentages):

	For the Years Ended December 31,
	2009		2008		$ Decrease	% Decrease
North America	$384,467	80.9%	$557,990	74.1%	$(173,523)	(31.1)%
Europe and other	90,685	19.1	194,708	25.9	(104,023)	(53.4)%
Total net sales	$475,152	100.0%	$752,698	100.0%	$(277,546)	(36.9)%

The North American geographic location consists of the results of our operations in the United States and Mexico.

The decrease in North American net sales was primarily attributable to lower sales volume in our North American commercial vehicle, automotive and agricultural markets. These lower volume levels had a negative effect on our net sales for the year ended December 31, 2009 of $93.1 million, $41.9 million and $25.8 million for our North American commercial vehicle, automotive vehicle and agricultural markets, respectively. Our decrease in net sales outside North America was primarily due to lower sales volumes in the European commercial and automotive vehicle markets, which had a negative effect on net sales for the year ended December 31, 2009 of approximately $65.4 million and $19.0 million, respectively. In addition, our 2009 net sales outside of North America were negatively affected by foreign currency fluctuations of approximately $15.3 million.

Consolidated statements of operations as a percentage of net sales for the years ended December 31, 2009 and 2008 are presented in the following table (in thousands, except percentages):

	For the Years Ended December 31,				$ Increase / (Decrease)
	2009		2008
Net sales	$475,152	100.0%	$752,698	100.0%	$(277,546)
Costs and expenses:
Cost of goods sold	387,167	81.5	586,411	77.9	(199,244)
Selling, general and administrative	102,583	21.6	135,992	18.1	(33,409)
Goodwill impairment charge	—	—	65,175	8.7	(65,175)
Restructuring charges	3,645	0.8	8,391	1.1	(4,746)
Operating loss	(18,243)	(3.9)	(43,271)	(5.8)	25,028
Interest expense, net	21,965	4.6	20,575	2.7	1,390
Equity in earnings of investees	(7,775)	(1.6)	(13,490)	(1.8)	5,715
Other expense, net	893	0.2	419	0.1	474
Loss before income taxes	(33,326)	(7.1)	(50,775)	(6.8)	17,449
Provision (benefit) for income taxes	(1,003)	(0.2)	46,752	6.2	(47,755)
Net loss	(32,323)	(6.9)	(97,527)	(13.0)	65,204
Net income attributable to noncontrolling interest	82	—	—	—	82
Net loss attributable to Stoneridge, Inc. and subsidiaries	$(32,405)	(6.9)%	$(97,527)	(13.0)%	$65,122

Cost of Goods Sold.  The increase in cost of goods sold as a percentage of net sales was due to the significant decline in volume of our European and North American commercial and automotive vehicle markets net sales during 2009. A portion of our cost structure is fixed in nature, such as overhead and depreciation costs. These fixed costs combined with significantly lower net sales have increased our cost of goods sold as a percentage of net sales. In addition, our cost of goods sold for 2008 included approximately $7.0 million of restructuring charges. In 2009, there was approximately $0.1 million of restructuring costs included in cost of goods sold. Our material cost as a percentage of net sales for our Electronics segment for 2009 and 2008 was 55.4% and 51.8%, respectively. This increase is primarily due to significantly lower volume from our military related commercial vehicle products in the current year. Our materials cost as a percentage of sales for the Control Devices segment increased from 50.7% for 2008 to 52.9% for 2009. Our material costs as a percent of sales increased during the current period due to the outsourcing of a stamping operation and inventory related charges. As a result of outsourcing the stamping operation, the entire cost of the stamping was included in direct material. Prior to outsourcing the stamping operation, the cost was split between direct labor, direct material and overhead.

Selling, General and Administrative Expenses.  Design and development expenses included in SG&A were $33.0 million and $45.5 million for 2009 and 2008, respectively. Design and development expenses for our Electronics and Control Devices segments decreased from $29.5 million and $16.0 million for 2008 to $19.5 million and $13.5 million for 2009, respectively. The decrease in design and development costs for both segments was a result of our customers delaying new product launches in the near term as well as planned reductions in our design activities. As a result of our product platform launches scheduled for 2010 and in the future, we believe that our design and development costs will increase in 2010 from our 2009 level. The decrease in SG&A costs excluding design and development expenses was due to lower employee related costs of approximately $17.3 million caused by reduced headcount and lower incentive compensation expenses, company-wide. These current year cost reductions are benefits related to a combination of restructuring initiatives incurred in prior periods and temporary cost control measures, such as wage and benefit freezes and unpaid leaves. Our SG&A costs increased as a percentage of net sales because net sales declined faster than we were able to reduce our SG&A costs.

Goodwill Impairment Charge.  A goodwill impairment charge of $65.2 million was recorded during 2008. During the fourth quarter of 2008, as a result of the deterioration of the global economy and its effects on the automotive and commercial vehicle markets, we recognized the goodwill impairment charge within our Control Devices segment. There were no similar impairment charges taken in 2009.

Restructuring Charges.  Costs from our restructuring initiatives for 2009 decreased compared to 2008. Costs incurred during 2009 related to restructuring initiatives amounted to approximately $3.7 million and were primarily comprised of one-time termination benefits. Restructuring related expenses of $3.6 million that were general and administrative in nature were included in our consolidated statement of operations as restructuring charges, while the remaining $0.1 million of restructuring related expenses was included in cost of goods sold. These restructuring actions were in response to the depressed conditions in the European and North American commercial vehicle markets as well as the North American automotive vehicle market. Restructuring charges for 2008 were approximately $15.4 million and were comprised of one-time termination benefits and line-transfer expenses related to our initiative to improve the Company’s manufacturing efficiency and cost position by ceasing manufacturing operations at our Control Devices segment facility in Sarasota, Florida and our Electronics segment facility in Mitcheldean, England. Restructuring related expenses of $8.4 million that were general and administrative in nature were included in our consolidated statements of operations as restructuring charges, while the remaining $7.0 million of restructuring related expenses were included in cost of goods sold. These initiatives were substantially completed in 2009.

Restructuring charges, general and administrative in nature, recorded by reportable segment during the year ended December 31, 2009 were as follows (in thousands):

	Electronics	Control Devices	Total Consolidated Restructuring Charges
Severance costs	$2,237	$1,034	$3,271
Contract termination costs	374	—	374
Total restructuring charges	$2,611	$1,034	$3,645

Severance costs relate to a reduction in workforce. Contract termination costs represent expenditures associated with long-term lease obligations that were cancelled as part of the restructuring initiatives.

Restructuring charges, general and administrative in nature, recorded by reportable segment during the year ended December 31, 2008 were as follows (in thousands):

	Electronics	Control Devices	Total Consolidated Restructuring Charges
Severance costs	$2,564	$2,521	$5,085
Contract termination costs	1,305	—	1,305
Other exit costs	23	1,978	2,001
Total restructuring charges	$3,892	$4,499	$8,391

Other exit costs include miscellaneous expenditures associated with exiting business activities, such as the transferring of production equipment.

Equity in Earnings of Investees.  The decrease in equity earnings of investees was predominately attributable to the decrease in equity earnings recognized from our PST joint venture. Equity earnings for PST declined from $12.8 million for the year ended December 31, 2008 to $7.4 million for the year ended December 31, 2009. The decrease was primarily caused by a 19.3% decline in PST’s net sales.

Income (Loss) Before Income Taxes.  Income (loss) before income taxes is summarized in the following table by reportable segment (in thousands, except percentages):

	For the Years Ended December 31,		$ Increase / (Decrease)	% Increase / (Decrease)
	2009	2008
Electronics	$(13,911)	$38,713	$(52,624)	(135.9)%
Control Devices	(5,712)	(78,858)	73,146	92.8%
Other corporate activities	8,079	10,078	(1,999)	(19.8)%
Corporate interest expense, net	(21,782)	(20,708)	(1,074)	(5.2)%
Loss before income taxes	$(33,326)	$(50,775)	$17,449	34.4%

The decrease in our profitability in the Electronics segment was primarily related to the significant decline in net sales, primarily related to volume declines in 2009 when compared to 2008. Volume declines reduced our net sales within the Electronics segment by approximately $198.1 million for the year ended December 31, 2009 when compared to the prior year.

The decrease in loss before income taxes in the Control Devices segment was primarily due to the goodwill impairment charge of $65.2 million recognized in 2008. Additionally, the Control Devices segment recognized an additional $7.8 million of restructuring related expenses in 2008 as compared to 2009. Volume reductions reduced our net sales within the Control Devices segment by approximately $49.4 million for the year ended December 31, 2009 when compared to the prior year.

The increase in interest expense, net from 2008 to 2009 was a result of a lower amount of interest income realized in the current year to offset our interest expense. The decreased interest income is attributable to lower yields on investments during 2009 when compared to 2008.

The decrease in income before income taxes from other corporate activities was primarily due to a decrease in equity earnings from our PST joint venture of $5.4 million in 2009 when compared to 2008. This was partially offset by reduced compensation and compensation related costs recognized during 2009 when compared to 2008, due to cost reduction initiatives. Compensation and compensation related costs were approximately $1.7 million lower in 2009 than they were in 2008.

Loss before income taxes by geographic location for the years ended December 31, 2009 and 2008 are summarized in the following table (in thousands, except percentages):

	For the Years Ended December 31,				$ Increase / (Decrease)	% Increase / (Decrease)
	2009		2008
North America	$(16,715)	50.2%	$(47,795)	94.1%	$31,080	65.0%
Europe and other	(16,611)	49.8	(2,980)	5.9	(13,631)	NM
Loss before income taxes	$(33,326)	100.0%	$(50,775)	100.0%	$17,449	34.4%

NM — not meaningful

North America loss before income taxes includes interest expense of approximately $21.4 million and $21.6 million for the year ended December 31, 2009 and 2008, respectively.

Our North American 2008 profitability was adversely affected by the $65.2 million goodwill impairment charge. Excluding the goodwill impairment charge, the decrease in our profitability in North America was primarily attributable to lower commercial and automotive vehicle sales volumes during the year ended December 31, 2009 of approximately $93.1 million and $41.9 million, respectively, when compared to 2008. The decrease in profitability outside North America was primarily due to lower sales volumes within our European commercial vehicle market of approximately $65.4 million for the year ended December 31, 2009, as compared to the year ended December 31, 2008.

Provision (Benefit) for Income Taxes.  We recognized a provision (benefit) for income taxes of $(1.0) million, or 3.0% of our pre-tax net loss, and $46.8 million, or (92.1)% of pre-tax net income, for federal, state and foreign income taxes for 2009 and 2008, respectively. The effective tax rate for 2009 decreased compared to 2008 primarily as a result of the difference in the amount of valuation allowance recorded against our domestic deferred tax assets. Prior to 2008 the Company had not provided a valuation allowance against its domestic deferred tax assets, therefore the amount of valuation allowance provided in 2008 was based on the total domestic deferred tax asset amount. The amount of valuation allowance provided in 2009 is significantly less than 2008 as it relates only to the change in domestic deferred tax assets from 2008 to 2009. Due to the impairment of goodwill in 2008, the Company is in a cumulative loss position for the period 2007-2009 and has provided a valuation allowance offsetting federal, state and certain foreign net deferred tax assets. Additionally, the 2008 effective tax rate was negatively affected by non-deductible goodwill.

Year ended December 31, 2008 compared to year ended December 31, 2007

Net Sales.  Net sales for our reportable segments, excluding inter-segment sales, for the years ended December 31, 2008 and 2007 are summarized in the following table (in thousands, except percentages):

	For the Years Ended December 31,				$ Increase / (Decrease)	% Increase / (Decrease)
	2008		2007
Electronics	$520,936	69.2%	$441,717	60.7%	$79,219	17.9%
Control Devices	231,762	30.8	285,403	39.3	(53,641)	(18.8)%
Total net sales	$752,698	100.0%	$727,120	100.0%	$25,578	3.5%

The increase in net sales for our Electronics segment was primarily due to new business sales of military related products and increased sales volume in 2008. Contractual price reductions and foreign currency exchange rates negatively affected net sales by approximately $2.0 million in 2008.

The decrease in net sales for our Control Devices segment was primarily attributable to production volume reductions at our major customers in the North American automotive market. Additionally, our 2008 net sales were $3.3 million lower than 2007 net sales due to a customer cancelation of our pressure sensor product at our Sarasota, Florida, facility. The contract for this business was scheduled to expire in 2009.

Net sales by geographic location for the years ended December 31, 2008 and 2007 are summarized in the following table (in thousands, except percentages):

	For the Years Ended December 31,				$ Increase / (Decrease)	% Increase / (Decrease)
	2008		2007
North America	$557,990	74.1%	$522,730	71.9%	$35,260	6.7%
Europe and other	194,708	25.9	204,390	28.1	(9,682)	(4.7)%
Total net sales	$752,698	100.0%	$727,120	100.0%	$25,578	3.5%

The increase in North American sales was primarily attributable to new business sales of military related electronics products. The increase was partially offset by lower sales volume in our North American automotive market. Our decrease in sales outside North America was primarily due to reduced European commercial vehicle sales volume and reduced volume in automotive products.

Consolidated statements of operations as a percentage of net sales for the years ended December 31, 2008 and 2007 are presented in the following table (in thousands, except percentages):

	For the Years Ended December 31,				$ Increase / (Decrease)
	2008		2007
Net sales	$752,698	100.0%	$727,120	100.0%	$25,578
Costs and expenses:
Cost of goods sold	586,411	77.9	559,397	76.9	27,014
Selling, general and administrative	136,563	18.1	133,708	18.4	2,855
Gain on sale of property, plant & equipment, net	(571)	(0.1)	(1,710)	(0.2)	1,139
Goodwill impairment charge	65,175	8.7	—	—	65,175
Restructuring charges	8,391	1.1	926	0.1	7,465
Operating income (loss)	(43,271)	(5.7)	34,799	4.8	(78,070)
Interest expense, net	20,575	2.7	21,759	3.0	(1,184)
Equity in earnings of investees	(13,490)	(1.8)	(10,893)	(1.5)	(2,597)
Loss on early extinguishment of debt	770	0.1	—	—	770
Other (income) expense, net	(351)	—	709	0.1	(1,060)
Income (loss) before income taxes	(50,775)	(6.7)	23,224	3.2	(73,999)
Provision for income taxes	46,752	6.2	6,553	0.9	40,199
Net income (loss)	$(97,527)	(12.9)%	$16,671	2.3%	$(114,198)

Cost of Goods Sold.  The increase in cost of goods sold as a percentage of sales was primarily due to $7.0 million of restructuring expenses included in cost of goods sold for 2008. The negative impact of restructuring expenses was partially offset by a more favorable product mix and new business sales.

Selling, General and Administrative Expenses.  Product development expenses included in SG&A were $45.5 million and $45.2 million for 2008 and 2007, respectively. The increase was primarily related to development spending in the areas of instrumentation and wiring.

The Company intends to reallocate its resources to focus on the design and development of new products rather than primarily focusing on sustaining existing product programs. The increase in SG&A expenses, excluding product development expenses was due primarily to compensation related items in 2008.

Gain on Sale of Property, Plant and Equipment, net.  The gain for 2008 was primarily a result of selling manufacturing lines which was part of the line transfer initiative at our Mitcheldean, England facility. The gain for the year ended December 31, 2007 was primarily attributable to the sale of non-strategic assets including two idle facilities and the Company airplane.

Goodwill Impairment Charge.  A goodwill impairment charge of $65.2 million was recorded during the year ended December 31, 2008. During the fourth quarter, as a result of the deterioration of the global economy and its effects on the automotive and commercial vehicle markets, we were required to perform an additional goodwill impairment test subsequent to our annual October 1, 2008 test. The result of the December 31, 2008 impairment test was that our goodwill was determined to be significantly impaired and was written off. The goodwill related to two reporting units in the Control Devices segment.

Restructuring Charges.  The increase in restructuring charges that were general and administrative in nature, were primarily the result of the ratable recognition of one-time termination benefits that were due to employees and the cancellation of certain contracts upon the closure of our Sarasota, Florida, and Mitcheldean, England, locations. Additionally, in 2008, we announced additional restructuring initiatives at our Canton, Massachusetts, Orebro, Sweden and Tallinn, Estonia locations. The majority of this charge resulted in the recognition of one-time termination benefits that were due to affected employees. No fixed-asset impairment charges were incurred because the assets were transferred to our other locations for continued production. Restructuring expenses that were general and administrative in nature were included in the Company’s consolidated statements of operations as restructuring charges, while the remaining restructuring related expenses were included in cost of goods sold.

Restructuring charges recorded by reportable segment during the year ended December 31, 2008 were as follows (in thousands):

	Electronics	Control Devices	Total Consolidated Restructuring Charges
Severance costs	$2,564	$2,521	$5,085
Contract termination costs	1,305	—	1,305
Other exit costs	23	1,978	2,001
Total restructuring charges	$3,892	$4,499	$8,391

Severance costs relate to a reduction in workforce. Contract termination costs represent expenditures associated with long-term lease obligations that were cancelled as part of the restructuring initiatives. Other exit costs include miscellaneous expenditures associated with exiting business activities, such as the transferring of production equipment.

Restructuring charges recorded by reportable segment during the year ended December 31, 2007 were as follows (in thousands):

	Electronics	Control Devices	Total Consolidated Restructuring Charges
Severance costs	$542	$357	$899
Other exit costs	—	27	27
Total restructuring charges	$542	$384	$926

Restructuring related expenses, general and administrative in nature, for the year ended December 31, 2007 were primarily severance costs as a result of the ratable recognition of one-time termination benefits that were due to employees upon the closure of our Sarasota, Florida and Mitcheldean, England locations that were announced in 2007.

Equity in Earnings of Investees.  The increase was predominately attributable to the increase in equity earnings recognized from our PST joint venture. The increase primarily reflects higher volume for PST’s security product lines and favorable exchange rates throughout most of 2008.

Income (Loss) Before Income Taxes.  Income (loss) before income taxes is summarized in the following table by reportable segment (in thousands, except percentages):

	For the Years Ended December 31,		$ Increase / (Decrease)	% Increase / (Decrease)
	2008	2007
Electronics	$38,713	$20,692	$18,021	87.1%
Control Devices	(78,858)	15,825	(94,683)	NM
Other corporate activities	10,078	8,676	1,402	16.2%
Corporate interest expense	(20,708)	(21,969)	1,261	5.7%
Income (loss) before income taxes	$(50,775)	$23,224	$(73,999)	(318.6)%

NM — not meaningful

The increase in income before income taxes in the Electronics segment was related to higher net sales, which increased by $79.2 million in 2008. This was partially offset by increased restructuring related expenses of $3.4 million in 2008 when compared to 2007.

The decrease in income before income taxes in the Control Devices segment was primarily due to the goodwill impairment charge of $65.2 million recognized in 2008. Additionally, net sales reduced by $53.6 million and the segment recognized an additional $4.1 million of restructuring related expenses in 2008.

The increase in income before income taxes from other corporate activities was primarily due to an increase in equity earnings from our PST joint venture of $2.4 million in 2008.

Income (loss) before income taxes by geographic location for the years ended December 31, 2008 and 2007 are summarized in the following table (in thousands, except percentages):

	For the Years Ended December 31,
	2008		2007		$ Decrease	% Decrease
North America	$(47,795)	94.1%	$12,405	53.4%	$(60,200)	(485.3)%
Europe and other	(2,980)	5.9	10,819	46.6	(13,799)	(127.5)%
Income (loss) before income taxes	$(50,775)	100.0%	$23,224	100.0%	$(73,999)	(318.6)%

Our North American 2008 profitability was adversely affected by the $65.2 million goodwill impairment charge, which was offset by new business sales of electronic products. Other factors impacting the 2008 results were increased restructuring related expenses of $8.9 million and lower North American automotive production. The decrease in profitability outside North America was primarily due to increased restructuring related expenses of $6.5 million and design and development expenses. The decrease was partially offset by increased European commercial vehicle production during the first half of 2008.

Provision for Income Taxes.  We recognized a provision for income taxes of $46.8 million, or (92.1)% of pre-tax loss, and $6.6 million, or 28.2% of pre-tax income, for federal, state and foreign income taxes for the years ended December 31, 2008 and 2007, respectively. The increase in the effective tax rate for 2008 was primarily attributable to the recording of a valuation allowance against our domestic deferred tax assets. Due to the impairment of goodwill the Company was in a cumulative loss position for the period 2006-2008. Pursuant to the accounting guidance the Company was required to record a valuation allowance. Additionally, the effective tax rate was unfavorably affected by the costs incurred to restructure our United Kingdom operations. Since we do not believe that the related tax benefit of those losses will be realized, a valuation allowance was recorded against the foreign deferred tax assets associated with those foreign losses. Finally, offsetting the impact of the current year valuation allowances, the effective tax rate was favorably impacted by a combination of audit settlements, successful litigation and the expiration of certain statutes of limitation. We believe that we should ultimately generate sufficient U.S. taxable income during the remaining tax loss and credit carry forward periods in order to realize substantially all of the benefits of the net operating losses and credits before they expire.

Liquidity and Capital Resources

Management will continue to focus on reducing its weighted average cost of capital and believes that cash flows from operations and the availability of funds from the ABL facility will provide sufficient liquidity to meet our future growth and operating needs. We expect working capital levels to increase to coincide with higher expected future sales levels.

The ABL facility permits borrowing up to a maximum level of $100.0 million. At June 30, 2010, there were no borrowings under the ABL facility. The available borrowing capacity under the ABL facility is based on eligible current assets, as defined. At June 30, 2010, the Company had borrowing capacity of $71.8 million based on eligible current assets. The ABL facility does not contain financial performance covenants which would constrain our borrowing capacity. However, restrictions do include limits on capital expenditures, operating leases, dividends and investment activities in a negative covenant which limits investment activities to $15.0 million minus certain guarantees and obligations. We were in compliance with all covenants under the ABL facility at June 30, 2010.

On October 13, 2009, our majority owned consolidated subsidiary, Bolton Conductive Systems, LLC, or BCS, entered into a master revolving note, or the Revolver, which permits borrowing up to a maximum level of $3.0 million. At June 30, 2010, BCS had approximately $1.2 million in borrowings outstanding on the Revolver, which are included on the condensed consolidated balance sheet as a component of accrued expenses and other. Interest on borrowings under the Revolver is payable monthly at the prime referenced rate plus a specified margin, which was 2.25% at June 30, 2010. At June 30, 2010 the interest rate on the

Revolver was 5.5%. Stoneridge is a guarantor as it relates to the Revolver. See “Prospectus Summary — Recent Developments” for additional information regarding the Revolver.

As of June 30, 2010, $183.0 million aggregate principal amount of senior notes were outstanding. We were in compliance with all covenants in the senior notes indenture as of June 30, 2010. See “Prospectus Summary — Recent Developments” for additional information regarding the senior notes and the refinancing thereof.

As part of our 2009 acquisition of BCS, we may be required to make additional payments to the previous owners of BCS for our 51% membership interest based on BCS achieving financial performance targets as defined by the purchase agreement. The maximum amount of additional payments to the prior owners of BCS is $3.2 million per year in 2011, 2012 and 2013 and are contingent upon BCS achieving profitability targets based on earnings before interest, income taxes, depreciation and amortization in each of the years 2010, 2011 and 2012. In addition, we may be required to make additional payments to BCS of approximately $0.5 million in 2011 and 2012 based on BCS achieving annual revenue targets in 2010 and 2011, respectively. We recorded $0.9 million, which represents the fair value of the estimated future additional payments to the prior owners of BCS as of the acquisition date, December 31, 2009 and June 30, 2010 on the condensed consolidated balance sheet as a component of other long-term liabilities. The purchase agreement provides us with the option to purchase the remaining 49% interest in BCS in 2013 at a price determined in accordance with the purchase agreement. If we do not exercise this option the minority owners of BCS have the option in 2014 to purchase our 51% interest in BCS at a price determined in accordance with the purchase agreement or to jointly market BCS for sale.

At June 30, 2010, we had a cash and cash equivalents balance of approximately $74.6 million, of which $38.5 million was held domestically and $36.1 million was held in foreign locations. None of our cash balance was restricted at June 30, 2010.

As a result of placing SPL into administration during the six months ended June 30, 2010, our defined benefit plan was settled. As a result of this settlement there will be no further funding of the defined benefit plan.

Summary of cash flows for the six months ended June 30, 2010 and 2009 (in thousands)

	Six Months Ended June 30,		$ Increase / (Decrease)
	2010	2009
Cash provided by (used for):
Operating activities	$(7,433)	$(2,600)	$(4,833)
Investing activities	(7,042)	(6,651)	(391)
Financing activities	630	—	630
Effect of exchange rate changes on cash and cash equivalents	(3,454)	2,040	(5,494)
Net change in cash and cash equivalents	$(17,299)	$(7,211)	$(10,088)

The decrease in net cash provided by operating activities was due to higher working capital funding requirements, primarily accounts receivable balances. This was partially offset by higher net income for the six months ended June 30, 2010. Our higher accounts receivable balance at June 30, 2010 was attributable to the higher sales volume in the current period. Our receivable terms and collections rates have remained consistent between periods presented. As our served markets improve we expect that our working capital requirements will continue to increase accordingly.

The increase in net cash used for investing activities reflects an increase in cash used for capital projects of approximately $0.3 million. Our 2009 capital expenditures were historically lower than normal as a result of our customers delaying product launches. As the markets that we serve continue to recover in 2010, we expect our future capital expenditures to increase from 2009 levels and be more consistent with our historical expenditures.

The increase in net cash provided by financing activities was primarily due to cash received from borrowings on the BCS credit facility.

Summary of cash flows for the years ended December 31, 2009 and 2008 (in thousands):

	Years Ended December 31,		$ Increase / (Decrease)
	2009	2008
Cash provided by (used for):
Operating activities	$13,824	$42,456	$(28,632)
Investing activities	(17,764)	(23,901)	6,137
Financing activities	336	(16,231)	16,567
Effect of exchange rate changes on cash and cash equivalents	2,819	(5,556)	8,375
Net change in cash and cash equivalents	$(785)	$(3,232)	$2,447

The decrease in net cash provided by operating activities was primarily due to lower earnings, partially offset by lower inventory balances at December 31, 2009 when compared to December 31, 2008. In particular, we reduced inventories in 2009 because of lower production requirements and the reduction of inventory safety stock resulting from the transfer of production from our Sarasota, Florida and Mitcheldean, England factories to other Stoneridge facilities during the last six months of 2008.

The decrease in net cash used for investing activities reflects a decrease in cash used for capital projects of approximately $12.6 million offset by an increase in business acquisitions of $5.0 million in 2009. We acquired a 51% membership interest in BCS during 2009. Capital expenditures were lower for the year ended December 31, 2009 when compared to the prior year due to our customers delaying new product launches. We believe that our capital expenditures will increase as the markets that we serve continue to recover.

The decrease in net cash used by financing activities was primarily due to cash used to purchase and retire $17.0 million in face value of the senior notes during 2008. There was no similar activity during 2009.

Summary of cash flows for the years ended December 31, 2008 and 2007 (in thousands):

	Years Ended December 31,		$ Increase / (Decrease)
	2008	2007
Cash provided by (used for):
Operating activities	$42,456	$33,525	$8,931
Investing activities	(23,901)	(5,826)	(18,075)
Financing activities	(16,231)	900	(17,131)
Effect of exchange rate changes on cash and cash equivalents	(5,556)	1,443	(6,999)
Net change in cash and cash equivalents	$(3,232)	$30,042	$(33,274)

The increase in net cash provided by operating activities was primarily due to lower accounts receivable balances in the current year due to lower fourth quarter net sales.

The increase in net cash used for investing activities reflects an increase in cash used for capital projects. The increase was due in part to the expansion of our Lexington facility during 2008. In addition, 2007 net cash used for investing activities includes the proceeds from the sale of non-strategic assets, including two idle facilities and the Company airplane.

The increase in net cash used by financing activities was primarily due to cash used to purchase and retire $17.0 million in par value of the senior notes during 2008.

Inflation and International Presence

Given the current economic climate and recent fluctuations in certain commodity prices, we believe that an increase in such items could significantly affect our profitability. Furthermore, by operating internationally, we are affected by foreign currency exchange rates and the economic conditions of certain countries. Based on the current economic conditions in these countries, we believe we are not significantly exposed to adverse exchange rate risk or economic conditions.

Critical Accounting Policies and Estimates

Estimates.  The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, we evaluate estimates and assumptions used in our financial statements. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We believe the following are “critical accounting policies”—those most important to the financial presentation and those that require the most difficult, subjective or complex judgments.

Revenue Recognition and Sales Commitments.  We recognize revenues from the sale of products, net of actual and estimated returns of products sold based on authorized returns, at the point of passage of title, which is generally at the time of shipment. We often enter into agreements with our customers at the beginning of a given vehicle’s expected production life. Once such agreements are entered into, it is our obligation to fulfill the customers’ purchasing requirements for the entire production life of the vehicle. These agreements are subject to renegotiation, which may affect product pricing. In certain limited instances, we may be committed under existing agreements to supply products to our customers at selling prices which are not sufficient to cover the direct cost to produce such products. In such situations, we recognize losses immediately. There were no such significant instances of this in 2009. These agreements generally may also be terminated by our customers at any time.

On an ongoing basis, we receive blanket purchase orders from our customers, which include pricing terms. Purchase orders do not always specify quantities. We recognize revenue based on the pricing terms included in our purchase orders as our products are shipped to our customers. We are asked to provide our customers with annual cost reductions as part of certain agreements. In addition, we have ongoing adjustments to our pricing arrangements with our customers based on the related content, the cost of our products and other commercial factors. Such pricing adjustments are recognized as they are negotiated with our customers.

Warranties.  Our warranty reserve is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet dates. This estimate is based on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims. To estimate the warranty reserve, we are required to forecast the resolution of existing claims as well as expected future claims on products previously sold. Although we believe that our warranty reserve is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. Our customers are increasingly seeking to hold suppliers responsible for product warranties, which could negatively impact our exposure to these costs.

Allowance for Doubtful Accounts.  We have concentrations of sales and trade receivable balances with a few key customers. Therefore, it is critical that we evaluate the collectability of accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet their financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. Additionally, we review historical trends for collectability in determining an estimate for our allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount. We do not have collateral requirements with our customers.

Contingencies.  We are subject to legal proceedings and claims, including product liability claims, commercial or contractual disputes, environmental enforcement actions and other claims that arise in the normal course of business. We routinely assess the likelihood of any adverse judgments or outcomes to these matters, as well as ranges of probable losses, by consulting with internal personnel principally involved with such matters and with our outside legal counsel handling such matters.

We have accrued for estimated losses when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require the exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimating that amount of probable loss. The reserves may change in the future due to new developments or changes in circumstances. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution.

Inventory Valuation.  Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out method for U.S. inventories and by the first-in, first-out method for non-U.S. inventories. Where appropriate, standard cost systems are utilized for purposes of determining cost and the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of the lower of cost or market value of inventory are determined based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories.

Goodwill.  Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The valuation methodologies employed by the Company use subjective measures including forward looking financial information and discount rates that directly impact the resulting fair values used to test the Company’s business units for impairment. See Note 2 to our annual consolidated financial statements incorporated by reference in this prospectus for more information on our application of this accounting standard, including the valuation techniques used to determine the fair value of goodwill.

Share-Based Compensation.  The estimate for our share-based compensation expense involves a number of assumptions. We believe each assumption used in the valuation is reasonable because it takes into account the experience of the plan and reasonable expectations. We estimate volatility and forfeitures based on historical data, future expectations and the expected term of the share-based compensation awards. The assumptions, however, involve inherent uncertainties. As a result, if other assumptions had been used, share-based compensation expense could have varied.

Pension Benefits.  The amounts recognized in the consolidated financial statements related to pension benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could be settled at December 31, 2009, rate of increase in future compensation levels and mortality rates. These assumptions are updated annually and are disclosed in Note 8 of the annual consolidated financial statements incorporated by reference in this prospectus.

The expected long-term return on assets is determined as a weighted average of the expected returns for each asset class held by the defined-benefit pension plan at the date. The expected return on bonds has been based on the yield available on similar bonds (by currency, issuer and duration) at that date. The expected return on equities is based on an equity risk premium of return above that available on long-term government bonds of a similar duration and the same currency as the liabilities.

Discount rates for our defined benefit pension plan in the United Kingdom are determined using the weighted average long-term sterling AA corporate bond. On December 31, 2009, the yield was approximately 5.7%.

Deferred Income Taxes.  Deferred income taxes are provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws and regulations. Our deferred tax assets include, among other items, net operating loss carryforwards and tax credits that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. These deferred tax assets for net operating loss carryforwards and tax credits will begin to expire, if unused, no later than 2026 and 2021, respectively. The Company believes that it should ultimately generate sufficient U.S. taxable income during the remaining tax loss and credit carry forward periods in order to realize substantially all of the benefits of the net operating losses and credits before they expire.

Statement of Financial Accounting Standard (“SFAS”) No. 109, Accounting for Income Taxes (ASC Topic 740), requires that deferred tax assets be reduced by a valuation allowance if, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This assessment requires significant judgment, and in making this evaluation, the Company considers available positive and negative evidence, including past results, the existence of cumulative losses in recent periods, and our forecast of taxable income for the current year and future years and tax planning strategies.

During the fourth quarter of 2008, the Company concluded that it was no longer more-likely-than-not that we would realize our U.S. deferred tax assets. As a result, we provided a full valuation allowance, net of certain future reversing taxable temporary differences, with respect to our U.S. deferred tax assets. This conclusion did not change for 2009. To the extent that realization of a portion or all of the tax assets becomes more-likely-than-not to be realized based on changes in circumstances a reversal of that portion of the deferred tax asset valuation allowance will be recorded.

The Company does not provide deferred income taxes on unremitted earnings of certain non-U.S. subsidiaries, which are deemed permanently reinvested.

Derivative Instruments and Hedging Activities.  Effective January 1, 2009, the Company adopted SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 (ASC Topic 815-10) which expands the quarterly and annual disclosure requirements about the Company’s derivative instruments and hedging activities. The adoption of ASC Topic 815 did not have an effect on the Company’s financial position, results of operations or cash flows.

Restructuring.  We have recorded restructuring charges in recent periods in connection with improving manufacturing efficiency and cost position by transferring production to other locations. These charges are recorded when management has committed to a plan and incurred a liability related to the plan. Also in connection with this initiative, we recorded liabilities for severance costs. No fixed-asset impairment charges were incurred because assets are primarily being transferred to our other locations for continued production. Estimates for work force reductions and other costs savings are recorded based upon estimates of the number of positions to be terminated, termination benefits to be provided and other information as necessary. Management evaluates the estimates on a quarterly basis and will adjust the reserve when information indicates that the estimate is above or below the initial estimate. For further discussion of our restructuring activities, see Note 11 to our annual consolidated financial statements incorporated by reference in this prospectus.

Recently Issued Accounting Standards

New accounting standards to be implemented:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (ASC Topic 810-10). This updated guidance requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity; to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; to add an additional reconsideration event for determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity’s economic performance; and to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. This update became effective for the Company on January 1, 2010. The adoption of this update did not have a material effect on the Company’s financial position, results of operations or cash flow.

New accounting standards implemented:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (ASC Topic 820-10), which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. ASC Topic 820-10 was effective for financial assets and financial liabilities in years beginning after November 15, 2007 and for nonfinancial assets and liabilities in years beginning after November 15, 2008. The provisions of ASC Topic 820-10 were applied prospectively.

The Company adopted ASC Topic 820-10 for financial assets and liabilities in 2008 and for nonfinancial assets and liabilities in 2009 with no material impact to the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (ASC Topic 805). This standard improves reporting by creating greater consistency in the accounting and financial reporting of business combinations. Additionally, ASC Topic 805 requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. ASC Topic 805 was effective for financial statements issued for years beginning after December 15, 2008. The adoption of ASC Topic 805 did not have a material impact on our financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin No. 51 (ASC Topic 810-10-65). This guidance improves the relevance, comparability and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way. Additionally, it eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. We adopted this guidance effective January 1, 2009. In connection with our acquisition of BCS during 2009, we recorded $4.4 million of noncontrolling interest as a component of shareholders’ equity as of the acquisition date.

In December 2008, the FASB issued Staff Position 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (ASC Topic 715-20-65). This guidance requires entities to provide enhanced disclosures about how investment allocation decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. This guidance was effective for the Company beginning with its year ending December 31, 2009. The adoption of this guidance did not have a material effect on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

From time to time, we are exposed to certain market risks, primarily resulting from the effects of changes in interest rates. The senior notes, of which an aggregate principal amount of $183.0 million was outstanding at June 30, 2010, have a fixed rate. We currently have no amounts outstanding under the ABL facility.

On October 4, 2010, in connection with our issuance of the senior secured notes, we entered into an interest rate swap with a notional amount of $45 million. Under the interest rate swap, which has a term corresponding to the maturity of the senior secured notes (subject to customary early termination provisions relating to redemption dates with respect to the senior secured notes), we will receive fixed-rate interest payments and will make payments based on the six-month U.S. dollar LIBOR plus 719 basis points, where the amount of the payments is determined by reference to the notional amount of the swap. The economic effect of the interest rate swap will be to convert the fixed-rate interest expense on $45 million principal amount of the senior secured notes to a variable LIBOR-based interest rate. We have designated the interest rate swap as a fair value hedge, and as long as this swap continues to be so designated and to qualify as a fair value hedge, the $45 million principal amount of the senior secured notes to which the fair value hedge relates will be reflected on our balance sheet at fair value, the gain or loss on the swap and the offsetting gain or loss on the $45 million principal amount of senior secured notes attributable to the hedged risk will be recognized in net income and any interest payments made or received will be recognized as interest expense.

Commodity Price Risk

Given the current economic climate and recent fluctuations in certain commodity costs, we currently are experiencing an increased commodity price risk, particularly with respect to the purchase of copper, zinc, resins and certain other commodities. In the past, we managed this risk through a combination of fixed price agreements, staggered short-term contract maturities and commercial negotiations with our suppliers. In the future, if we believe that the terms of a fixed price agreement become beneficial to us, we will enter into another such instrument. We may also consider pursuing alternative commodities or alternative suppliers to mitigate commodity price risk over a period of time. The recent increase in certain commodity costs has negatively affected our operating results.

In June 2010, we entered into a fixed price swap contract for 0.5 million pounds of copper, which covers the period from August 2010 to December 2010. In September 2008, we entered into a fixed price swap contract for 1.4 million pounds of copper to mitigate our exposure to increases in copper prices, which expired in December 2009. We continue to monitor the commodity market and will enter into a similar fixed price swap contract if we believe that the terms of the contract will be beneficial to us.

Foreign Currency Exchange Risk

We use derivative financial instruments, including foreign currency forward contracts, to mitigate our exposure to fluctuations in foreign currency exchange rates by reducing the effect of such fluctuations on foreign currency denominated intercompany transactions and other foreign currency exposures. As discussed in Note 9 to our annual consolidated financial statements and Note 3 to our quarterly condensed consolidated financial statements incorporated by reference in this propsectus, we have entered into foreign currency forward contracts that had a notional value of $52.2 million and $44.2 million at December 31, 2009 and 2008 and $47.4 million at June 30, 2010, respectively. The purpose of these foreign currency contracts is to reduce exposure related to our British pound and Swedish krona-denominated receivables as well as to reduce exposure to future Mexican peso-denominated purchases. The estimated fair value of these contracts at December 31, 2009 and 2008 and June 30, 2010, per quoted market sources, was approximately $1.7 million, $(0.8) million and $3.8 million, respectively. Our foreign currency option contracts expire during 2010. We do not expect the effects of this risk to be material in the future based on the current operating and economic conditions in the countries in which we operate.

A hypothetical pre-tax gain (loss) in fair value from a 10.0% favorable or adverse change in quoted currency exchange rates would be approximately $0.7 million or $(0.9) million for our British pound and Swedish krona-denominated receivables, as of December 31, 2009. A hypothetical pre-tax gain (loss) in fair value from a 10.0% favorable or adverse change in quoted currency exchange rates would be approximately $4.2 million or $(5.2) million for our Mexican peso-denominated payables as of December 31, 2009. It is important to note that gains and losses indicated in the sensitivity analysis would generally be offset by gains and losses on the underlying exposures being hedged. Therefore, a hypothetical pre-tax gain or loss in fair value from a 10.0% favorable or adverse change in quoted foreign currencies would not significantly affect our results of operations, financial position or cash flows.

BUSINESS

Overview

We are a global designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the medium-and heavy-duty truck, automotive, agricultural and off-highway equipment, and material handling and military markets. Our products and systems are critical elements in the management of mechanical and electrical systems to improve overall vehicle performance, convenience and monitoring in areas such as emissions control, fuel efficiency, safety and security. Our global footprint, including our joint ventures, encompasses more than 26 locations in 14 countries and enables us to supply global and regional commercial vehicle and automotive manufacturers around the world. For the twelve months ended June 30, 2010, our net sales were $566.1 million, our net income attributable to Stoneridge, Inc. and subsidiaries was $4.6 million and our adjusted earnings before interest, taxes, depreciation and amortization calculated as shown in footnote 1 under “Prospectus Summary — Summary Consolidated Financial and Other Data,” was $47.9 million.

Our custom-engineered products and systems are used to activate equipment and accessories, monitor and display vehicle performance and control, and distribute electrical power and signals. Our product offerings consist of (1) vehicle instrumentation systems, (2) vehicle management electronics, (3) application-specific switches and actuators, (4) sensors and (5) power and signal distribution systems. We supply our products, predominantly on a sole-source basis, to many of the world’s leading medium- and heavy-duty truck and automotive OEMs and select non-vehicle OEMs, as well as certain commercial vehicle and automotive tier one suppliers. These OEMs are increasingly utilizing electronic technology to comply with more stringent regulations (particularly emissions and safety) and to meet end-user demand for improved vehicle performance and greater convenience. As a result, per-vehicle electronic content has been increasing. We believe our product offerings provide us with the opportunity to capitalize on this development to grow faster than the underlying vehicle volume growth in markets that we serve.

Our products and systems are sold to numerous OEM and tier one supplier customers, in addition to aftermarket suppliers, for use on many different vehicle platforms. We supply multiple different parts to many of our principal customers under requirements contracts for a particular model. These contracts range in duration from one year to the production life of the model, which commonly extends for three to seven years. In 2009, net sales to medium- and heavy-duty truck, automotive and light truck, and agricultural/other equipment manufacturers accounted for approximately 50%, 33%, and 17% of our net sales, respectively. These net sales percentages include sales to the aftermarket distribution channel, which comprised 5.5% of our 2009 net sales.

Products

We conduct our business in two reportable segments: Electronics and Control Devices. The Company’s operating segments are aggregated based on sharing similar economic characteristics. Other aggregation factors include the nature of the products offered and management and oversight responsibilities. The core products of the Electronics segment include vehicle electrical power and distribution systems and electronic instrumentation and information display products. The core products of the Control Devices segment include electronic and electrical switch products, control actuation devices and sensors.

Electronics.  The Electronics segment produces electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems, primarily wiring harnesses and connectors for electrical power and signal distribution. These products collect, store and display vehicle information such as speed, pressure, maintenance data, trip information, operator performance, temperature, distance traveled and driver messages related to vehicle performance. In addition, power distribution systems regulate, coordinate and direct the operation of the electrical system within a vehicle. These products use state-of-the-art hardware, software and multiplexing technology and are sold principally to the medium- and heavy-duty truck, agricultural and off-highway vehicle markets. We also manufacture entire instrument panels for the medium-duty truck market that are configured specifically to the OEM customer’s specification.

Control Devices.  The Control Devices segment designs and manufacturer products that monitor, measure or activate specific functions within a vehicle. This segment includes product lines such as sensors, switches, valves and actuators, as well as other electronic products. Sensor products are employed in major vehicle systems, such as the emissions, safety, powertrain, braking, climate control, steering and suspension systems. Switches transmit signals that activate specific functions. Our switch technology is principally used in two capacities user activated and hidden. Customer activated switches are used by a vehicle’s operator or passengers to manually activate headlights, rear defrosters and other accessories. Hidden switches are not typically seen by vehicle passengers, but are used to activate or deactivate selected functions. In addition, the Control Devices segment designs and manufactures electromechanical actuator products that enable OEMs to deploy power functions in a vehicle and can be designed to integrate switching and control functions. We sell these products principally to the automotive and light truck market.

The following table presents net sales by reportable segment, as a percentage of total net sales:

	For the Years Ended December 31,			Six Months Ended June 30, 2010
	2009	2008	2007
Electronics	63%	69%	61%	63%
Control Devices	37	31	39	37
Total	100%	100%	100%	100%

For further information related to our reportable segments and financial information about geographic areas, see Note 12, “Segment Reporting,” to the annual consolidated financial statements incorporated by reference in this prospectus.

Production Materials

The principal production materials used in the manufacturing process for both reportable segments include: copper wire, zinc, cable, resins, plastics, printed circuit boards, and certain electrical components such as microprocessors, memory devices, resistors, capacitors, fuses, relays and connectors. We purchase such materials pursuant to both annual contract and spot purchasing methods. Such materials are available from multiple sources, but we generally establish collaborative relationships with a qualified supplier for each of our key production materials in order to lower costs and enhance service and quality. As demand for our production materials increases as a result of a recovering economy, we may have difficulties obtaining adequate production materials from our suppliers to satisfy our customers. At times, we have experienced difficulty obtaining adequate supplies of semiconductors and memory chips for our Electronics segment and nylon and resins for our Control Devices segment. If we cannot obtain adequate production material or if we experience an increase in the price of the production material, our business, results of operations and financial condition could be materially adversely affected.

Patents and Intellectual Property

Both of our reportable segments maintain and have issued and pending U.S. and foreign patents and other intellectual property relating to our business. We do not believe any single patent is material to our business, nor would the expiration or invalidity of any single patent have a material adverse effect on our business or ability to compete. We are not currently engaged in any material intellectual property litigation, nor are there any material intellectual property claims pending either by or against us.

Industry Cyclicality and Seasonality

The markets for products in both of our reportable segments have historically been cyclical. Because these products are used principally in the production of vehicles for the medium- and heavy-duty truck, automotive, agricultural and off-highway vehicle markets, sales, and therefore results of operations, are significantly dependent on the general state of the economy and other factors, like the impact of environmental regulations on our customers, which affect these markets. A decline in medium- and heavy-duty truck, automotive, agricultural and off-highway vehicle production of our principal customers could adversely impact the Company. Approximately 67%, 70% and 60% of our net sales in 2009, 2008 and 2007, respectively, were derived from the medium- and heavy-duty truck, agricultural and off-highway vehicle markets. Approximately 33%, 30% and 40% of our net sales in 2009, 2008 and 2007, respectively, were made to the automotive market. Seasonality experienced by the automotive industry also impacts our operations.

Customers

We are dependent on several customers for a significant percentage of our sales. The loss of any significant portion of our sales to these customers or the loss of a significant customer would have a material adverse impact on our financial condition and results of operations. We supply numerous different parts to each of our principal customers. Contracts with several of our customers provide for supplying their requirements for a particular model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally three to seven years. Those contracts are subject to renegotiation, which may affect product pricing, and generally may be terminated by our customers at any time. Therefore, the loss of a contract for a major model or a significant decrease in demand for certain key models or group of related models sold by any of our major customers could have a material adverse impact on the Company. We may also enter into contracts to supply parts, the introduction of which may then be delayed or not used at all. We also compete to supply products for successor models and are therefore subject to the risk that the customer will not select the Company to produce products on any such model, which could have a material adverse impact on the financial condition and results of operations of the Company. In addition, we sell products to other customers that are ultimately sold to our principal customers.

The following table presents the Company’s principal customers, as a percentage of net sales:

	For the Years Ended December 31,			Six Months Ended June 30, 2010
	2009	2008	2007
Navistar International	27%	26%	20%	26%
Deere & Company	12	10	7	13
Ford Motor Company	9	6	8	9
General Motors	5	4	6	6
Chrysler LLC	4	6	5	5
MAN AG	3	4	6	3
Scania Group	3	4	4	3
Other	37	40	44	35
Total	100%	100%	100%	100%

Backlog

Our products are produced from readily available materials and have a relatively short manufacturing cycle; therefore our products are not on backlog status. Each of our production facilities maintains its own inventories and production schedules. Production capacity is adequate to handle current requirements and can be expanded to handle increased growth if needed.

Competition

The markets for our products in both reportable segments are highly competitive. The principal methods of competition are technological innovation, price, quality, performance, service and timely delivery. We compete for new business both at the beginning of the development of new models and upon the redesign of existing models. New model development generally begins two to five years before the marketing of such models to the public. Once a supplier has been selected to provide parts for a new program, an OEM customer will usually continue to purchase those parts from the selected supplier for the life of the program, although not necessarily for any model redesigns.

Our diversity in products creates a wide range of competitors, which vary depending on both market and geographic location. We compete based on strong customer relations and a fast and flexible organization that develops technically effective solutions at or below target price. We compete against the following primary competitors:

Electronics.  Our primary competitors include Actia Group S. A., AEES, Bosch, Continental AG, Delphi Automotive LLP, Leoni AG, Nexans SA and Yazaki Corporation.

Control Devices.  Our primary competitors include BEI Sensors, Bosch, Continental AG, Delphi Automotive LLP, Denso Corporation, Hella KGuA Hueck & Co., Methode Electronics, Inc. and TRW Automotive Holdings Corp.

Product Development

Our research and development efforts for both reportable segments are largely product design and development oriented and consist primarily of applying known technologies to customer generated problems and situations. We work closely with our customers to creatively solve problems using innovative approaches. The majority of our development expenses are related to customer-sponsored programs where we are involved in designing custom-engineered solutions for specific applications or for next generation technology. To further improve our vehicles platform penetration, we have also developed collaborative relationships with the design and engineering departments of key customers. These collaborative efforts have resulted in the development of new and complimentary products and the enhancement of existing products.

Development work at the Company is largely performed on a decentralized basis. We have engineering and product development departments located at a majority of our manufacturing facilities. To ensure knowledge sharing among decentralized development efforts, we have instituted a number of mechanisms and practices whereby innovation and best practices are shared. The decentralized product development operations are complimented by larger technology groups in Canton, Massachusetts, Lexington, Ohio and Stockholm, Sweden.

We use efficient and quality oriented work processes to address our customers’ high standards. Our product development technical resources include a full complement of computer-aided design and engineering (“CAD/CAE”) software systems, including (i) virtual three-dimensional modeling, (ii) functional simulation and analysis capabilities and (iii) data links for rapid prototyping. These CAD/CAE systems enable us to expedite product design and the manufacturing process to shorten the development time and ultimately time to market.

We have further strengthened our electrical engineering competencies through investment in equipment such as (i) automotive electro-magnetic compliance test chambers, (ii) programmable automotive and commercial vehicle transient generators, (iii) circuit simulators and (iv) other environmental test equipment. Additional investment in production equipment has allowed us to fabricate new product samples in a fraction of the time required historically. Our product development and validation efforts are supported by full service, on-site test labs at most manufacturing facilities, thus enabling cross-functional engineering teams to optimize the product, process and system performance before tooling initiation.

We have invested, and will continue to invest, in technology to develop new products for our customers. Product development costs incurred in connection with the development of new products and manufacturing methods, to the extent not recoverable from the customer, are charged to selling, general and administrative expenses, as incurred. Such costs amounted to approximately $33.0 million, $45.5 million and $45.2 million for 2009, 2008 and 2007, respectively, or 6.9%, 6.0% and 6.2% of net sales for these periods.

We will continue shifting our investment spending toward the design and development of new products rather than focusing on sustaining existing product programs for specific customers. The typical product development process takes three to five years to show tangible results. As part of our effort to shift our investment spending, we reviewed our current product portfolio and adjusted our spending to either accelerate or eliminate our investment in these products, based on our position in the market and the potential of the market and product.

Environmental and Other Regulations

Our operations are subject to various federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to water and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our business, operations and facilities have been and are being operated in compliance, in all material respects, with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations.

Employees

As of June 30, 2010, we had approximately 5,800 employees, approximately 1,600 of whom were salaried and the balance of whom were paid on an hourly basis. Although we have no collective bargaining agreements covering U.S. employees, certain employees located in Estonia, France, Mexico, Spain, Sweden and the United Kingdom either (1) are represented by a union and are covered by a collective bargaining agreement or (2) are covered by works council or other employment arrangements required by law. We believe that relations with our employees are good.

Joint Ventures

We form joint ventures in order to achieve several strategic objectives including gaining access to new markets, exchanging technology and intellectual capital, broadening our customer base and expanding our product offerings. Specifically, we have formed joint ventures in Brazil, PST, and India, Minda, and continue to explore similar business opportunities in other global markets. We have a 50% interest in PST and a 49% interest in Minda. We entered into our PST joint venture in October 1997 and our Minda joint venture in August 2004. Each of these investments is accounted for using the equity method of accounting.

MANAGEMENT AND BOARD OF DIRECTORS

Board of Directors

John C. Corey	Mr. Corey, 63, was elected to the board of directors of Stoneridge in 2004. Mr. Corey is the President and Chief Executive Officer of Stoneridge and has served in this role since January 2006. Mr. Corey served as the President and Chief Executive Officer of Safety Components International, a supplier of air bags and components, from October 2000 until January 2006 and Chief Operating Officer from 1999 to 2000.
Mr. Corey has served as a director and Chairman of the Board of Haynes International, Inc., a producer of metal alloys, since 2004. Mr. Corey serves on the board of the Motor and Equipment Manufacturers Association, an organization that represents motor vehicle parts suppliers and as the Chairman of the Board of Directors for the Original Equipment Suppliers Association, an organization dedicated to supporting and promoting automotive suppliers.
Jeffrey P. Draime	Mr. Draime, 44, was elected to the board of directors of Stoneridge in 2005. Mr. Draime is the owner of Silent Productions, a concert promotions company, and the owner of QSL Columbus, QSL Dayton, a restaurant franchise.
Douglas C. Jacobs	Mr. Jacobs, 70, was elected to the board of directors of Stoneridge in 2004. He is the Executive Vice President — Finance and Chief Financial Officer of Brooklyn NY Holdings LLC, a privately held investment advisory company established to manage the assets of a family and family trust, including the Cleveland Browns football franchise. Prior to serving in this position, Mr. Jacobs held various financial positions with the Cleveland Browns from 1999 until 2005. Mr. Jacobs is a former partner of Arthur Andersen LLP.
Ira C. Kaplan	Mr. Kaplan, 56, was elected to the board of directors of Stoneridge in 2009. He has served as the Managing Partner of Benesch, Friedlander, Coplan & Aronoff, LLP, a national law firm, since January 2008, is a member of the firm’s Executive Committee and has been a partner with the firm since 1987. Mr. Kaplan focuses his practice on mergers and acquisitions as well as public and private debt and equity financings.
Kim Korth	Ms. Korth, 55, was elected to the board of directors of Stoneridge in 2006. Ms. Korth is the founder, owner and President of IRN, Inc. an international automotive consulting firm. She has lead the consulting firm since 1983 and is viewed as an expert on automotive supplier strategy and issues.
Ms. Korth is a member of the boards of Shape Corporation, a manufacturer of automotive bumper and impact energy management systems, Burke E. Porter Machinery Company, a manufacturer of automotive test systems, Unwired Technology LLC, a manufacturer of wireless headphones, and the Original Equipment Suppliers Association, an organization dedicated to supporting and promoting automotive suppliers.
William M. Lasky	Mr. Lasky, 63, was elected to the board of directors of Stoneridge in 2004. Mr. Lasky has served as President and Chief Executive Officer of Accuride Corporation (“Accuride”), a manufacturer and supplier of commercial vehicle components, since 2008. He has served as the Chairman of the Board of Accuride since 2009. On October 8, 2009 Accuride filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. On February 26, 2010, after successfully completing its plan of reorganization, Accuride emerged from Chapter 11 bankruptcy. Mr. Lasky served as President and Chief Executive Officer of JLG Industries, Inc., a diversified construction and industrial equipment manufacturer, from 1999 through 2006 and served as Chairman of the Board from 2001 through 2006.

Paul J. Schlather	Mr. Schlather, 58, was elected to the board of directors of Stoneridge in 2009. Mr. Schlather was a partner at PricewaterhouseCoopers LLP, serving as co-head to the Private Client Service group from August 2002 until his retirement in 2008. Mr. Schlather currently provides independent business consulting services.

Executive Officers

Each of our executive officers is appointed by the Stoneridge board of directors, serves at the pleasure of the Stoneridge board of directors and holds office until a successor is appointed, or until the earliest of his or her death, resignation or removal. The Stoneridge board of directors generally appoints executive officers annually. Our executive officers are as follows:

Name	Age	Position
John C. Corey	63	President and Chief Executive Officer
George E. Strickler	62	Executive Vice President, Chief Financial Officer and Treasurer
Thomas A. Beaver	57	Vice President of Stoneridge and Vice President of Global Sales and Systems Engineering
Mark J. Tervalon	43	Vice President of Stoneridge and President of the Electronics Division
Michael D. Sloan	54	Vice President of Stoneridge and President of the Control Devices Division

John C. Corey, President and Chief Executive Officer.  See Mr. Corey’s biographical information above, under “— Board of Directors.”

George E. Strickler, Executive Vice President, Chief Financial Officer and Treasurer.  Mr. Strickler has served as Executive Vice President and Chief Financial Officer since joining Stoneridge in January of 2006. Mr. Strickler was appointed Treasurer of Stoneridge in February 2007. Prior to his employment with Stoneridge, Mr. Strickler served as Executive Vice President and Chief Financial Officer for Republic Engineered Products, Inc. (“Republic”), from February 2004 to January of 2006. Before joining Republic, Mr. Strickler was BorgWarner Inc.’s Executive Vice President and Chief Financial Officer from February 2001 to November 2003.

Thomas A. Beaver, Vice President of Stoneridge and Vice President of Global Sales and Systems Engineering.  Mr. Beaver has served as Vice President of Stoneridge and Vice President of Global Sales and Systems Engineering since January of 2005. Prior to that, Mr. Beaver served as Vice President of Stoneridge Sales and Marketing from January 2000 to January 2005.

Mark J. Tervalon, Vice President of Stoneridge and President of the Electronics Division.   Mr. Tervalon has served as President of the Stoneridge Electronics Division and Vice President of Stoneridge since August of 2006. Prior to that, Mr. Tervalon served as Vice President and General Manager of the Electronic Products Division from May 2002 to December 2003 when he became Vice President and General Manager of the Stoneridge Electronics Group until August 2006.

Michael D. Sloan, Vice President of Stoneridge and President of the Control Devices Division.   Mr. Sloan has served as President of the Control Devices Division since July of 2009 and Vice President of Stoneridge since December of 2009. Prior to that, Mr. Sloan served as Vice President and General Manager of Stoneridge Hi-Stat from February 2004 to July 2009.

SELLING SHAREHOLDERS

The table below sets forth the following information regarding the selling shareholders as of October 5, 2010: the number and percentage of total outstanding Common Shares beneficially owned by each selling shareholder prior to this offering; the number of Common Shares to be offered by each selling shareholder (assuming the underwriter’s over-allotment option is not exercised and assuming the underwriter’s over-allotment option is exercised in full); and the number and percentage of total outstanding Common Shares to be beneficially owned by each selling shareholder after completion of this offering (assuming the underwriter’s over-allotment option is not exercised and assuming the underwriter’s over-allotment option is exercised in full). The number of Common Shares outstanding and the percentage of Common Shares beneficially owned are based on 25,445,655 Common Shares outstanding at October 5, 2010.

	Shares Beneficially Owned Prior to this Offering		Number of Shares Offered		Shares Beneficially Owned After this Offering
			Without Over- allotment	With Full Over- allotment	Without Over-allotment		With Full Over-allotment
Name of Selling Shareholder	Number	Pct.			Number	Pct.	Number	Pct.
Cecile M. Draime, Trustee under the David M. Draime Irrevocable Trust Under Agreement dated June 4, 2003	5,650,000	22.2%	4,913,044	5,650,000	736,956	2.9%	0	*
Jeffrey P. Draime, Trustee under the Jeffrey P. Draime Living Trust dated December 28, 1990, as amended(1)	1,068,495	4.2%	929,126	1,068,495	139,369	*	0	*
Jeffrey P. Draime, Successor Trustee under the D. Max Draime Dynasty Trust Under Agreement dated April 10, 1995 for the benefit of Scott N. Draime(1)	347,714	1.4%	302,360	347,714	45,354	*	0	*
Jeffrey P. Draime, Trustee under the Scott N. Draime Dynasty Trust Under Agreement dated December 23, 1996 for the benefit of Elizabeth Draime(1)	149,903	*	130,350	149,903	19,553	*	0	*
Jeffrey P. Draime, Trustee under the Scott N. Draime Dynasty Trust Under Agreement dated December 23, 1996 for the benefit of Stephanie Draime(1)	149,903	*	130,350	149,903	19,553	*	0	*
Jeffrey P. Draime, Trustee under the Scott N. Draime Dynasty Trust Under Agreement dated December 23, 1996 for the benefit of Jennifer Draime(1)	149,903	*	130,350	149,903	19,553	*	0	*
Jeffrey P. Draime, Trustee under the Scott N. Draime Dynasty Trust Under Agreement dated December 23, 1996 for the benefit of Alexandra Draime(1)	149,903	*	130,350	149,903	19,553	*	0	*

	Shares Beneficially Owned Prior to this Offering		Number of Shares Offered		Shares Beneficially Owned After this Offering
			Without Over- allotment	With Full Over- allotment	Without Over-allotment		With Full Over-allotment
Name of Selling Shareholder	Number	Pct.			Number	Pct.	Number	Pct.
Jeffrey P. Draime, Successor Trustee under the Rebecca M. Gang Dynasty Trust Under Agreement dated March 28, 1997 for the benefit of Hannah Marie Gang(1)	272,608	1.1%	237,050	272,608	35,558	*	0	*
Jeffrey P. Draime, Successor Trustee under the Rebecca M. Gang Dynasty Trust Under Agreement dated March 28, 1997 for the benefit of Sarah Irene Gang(1)	272,607	1.1%	237,050	272,607	35,557	*	0	*
Scott N. Draime, Successor Trustee under the D. Max Draime Dynasty Trust Under Agreement dated April 10, 1995 for the benefit of Jeffrey P. Draime(2)	347,714	1.4%	302,360	347,714	45,354	*	0	*
Scott N. Draime, Successor Trustee under the D. Max Draime Dynasty Trust Under Agreement dated April 10, 1995 for the benefit of Rebecca M. Gang(2)	347,714	1.4%	302,360	347,714	45,354	*	0	*
Scott N. Draime, Trustee under the Jeffrey P. Draime Dynasty Trust Under Agreement dated December 23, 1996 for the benefit of David Alexander Draime(2)	119,335	*	103,770	119,335	15,565	*	0	*
Scott N. Draime, Trustee under the Jeffrey P. Draime Dynasty Trust Under Agreement dated December 23, 1996 for the benefit of Lilia Christine Draime(2)	119,335	*	103,770	119,335	15,565	*	0	*
Scott N. Draime, Trustee under the Jeffrey P. Draime Dynasty Trust Under Agreement dated December 23, 1996 for the benefit of Mary Cecile Draime(2)	119,335	*	103,770	119,335	15,565	*	0	*
Scott N. Draime, Trustee under the Jeffrey P. Draime Dynasty Trust Under Agreement dated December 23, 1996 for the benefit of Joseph Richard Draime(2)	119,335	*	103,770	119,335	15,565	*	0	*
Rebecca M. Gang	789,481	3.1%	686,505	789,481	102,976	*	0	*

*	Less than one percent
(1)	Jeffrey P. Draime is the beneficial owner of an additional 480,134 Common Shares, consisting of 347,714 Common Shares held in trust for the benefit of Draime family members, as to which Mr. Draime is trustee, 124,480 Common Shares held in custodial accounts for the benefit of Draime family members, as to which Mr. Draime is custodian, and 7,940 Common Shares that are restricted and subject to forfeiture. Taking into account these additional Common Shares, together with all of the Common Shares as to which Mr. Draime is a selling shareholder, as set forth in this table, Mr. Draime is the beneficial owner of 3,041,170 Common Shares (12.0% of total outstanding Common Shares) prior to this offering, is offering 2,226,986 Common Shares (assuming the underwriter’s over-allotment option is not exercised) or 2,561,036 Common Shares (assuming the underwriter’s over-allotment option is exercised in full) in this offering, and will beneficially own, after completion of this offering, 814,184 Common Shares (3.2% of total outstanding Common Shares), assuming the underwriter’s over-allotment option is not exercised, or 480,134 Common Shares (1.9% of total outstanding Common Shares), assuming the underwriter’s over-allotment option is exercised in full. Jeffrey P. Draime has been a director of Stoneridge since 2005.
(2)	Taking into account all Common Shares as to which Scott N. Draime is a selling shareholder, as set forth in this table, Mr. Draime is the beneficial owner of 1,172,768 Common Shares (4.6% of total outstanding Common Shares) prior to this offering, is offering 1,019,800 Common Shares (assuming the underwriter’s over-allotment option is not exercised) or 1,172,768 Common Shares (assuming the underwriter’s over-allotment option is exercised in full) in this offering, and will beneficially own, after completion of this offering, 152,968 Common Shares (less than one percent of total outstanding Common Shares), assuming the underwriter’s over-allotment option is not exercised, or no Common Shares (less than one percent of total outstanding Common Shares), assuming the underwriter’s over-allotment option is exercised in full.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

The Second Amended and Restated Articles of Incorporation of Stoneridge (the “Articles”) authorize the issuance of up to 60,000,000 Common Shares, without par value. As of September 30, 2010, there were 25,445,655 Common Shares issued and outstanding. In addition, (1) 151,250 Common Shares are issuable upon exercise of stock options outstanding as of September 30, 2010 at a weighted-average exercise price of $11.63 per share and (2) 1,780,312 additional Common Shares are reserved as of September 30, 2010 for future grants or awards under our equity-based compensation plans. The Common Shares are listed on the New York Stock Exchange under the symbol “SRI.” Computershare Trust Company, N.A. is the transfer agent and registrar for the Common Shares.

The following description of the Common Shares sets forth certain general terms and provisions of the Common Shares. The statements below describing the Common Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Articles and Stoneridge’s Amended and Restated Code of Regulations (the “Code of Regulations”).

Holders of Common Shares are entitled to receive dividends, when, as and if declared by the board of directors of Stoneridge, out of funds legally available therefor. The payment and declaration of dividends on the Common Shares and purchases thereof by Stoneridge will be subject to certain restrictions if Stoneridge fails to pay dividends on any outstanding Serial Preferred Shares, without par value, of Stoneridge (the “Preferred Shares”). The holders of Common Shares, upon any liquidation, dissolution or winding-up of, or any distribution of the assets of, Stoneridge, are entitled to receive ratably any assets remaining after payment in full of all liabilities of Stoneridge, including the preferential amounts owing with respect to any Preferred Shares. The Common Shares possess ordinary voting rights, with each share entitling the holder thereof to one vote. Holders of Common Shares do not have cumulative voting rights in the election of directors and do not have preemptive rights.

All of the Common Shares now outstanding, including any Common Shares offered hereby, are fully paid and nonassessable. The Articles provide that, except in specified instances, no director of Stoneridge will be personally liable to Stoneridge or any of its shareholders for monetary damages for breach of any fiduciary duty as a director. However, this provision may not limit the availability of monetary relief for violations of securities laws and does not limit the availability of non-monetary relief.

Certain Anti-Takeover Provisions of Ohio Law

Stoneridge is subject to Chapter 1704 of the Ohio Code, which prohibits certain mergers, dispositions and acquisitions of assets, issuances or purchases of securities, liquidations or dissolutions, or reclassifications of the then outstanding shares of an Ohio corporation with 50 or more shareholders (an issuing public corporation) involving, or for the benefit of, certain holders of shares representing 10% or more of the voting power (other than a current 10% shareholder that does not increase its present proportional interest) (an “Interested Shareholder”), unless (a) the applicable transaction is approved by the directors of the corporation prior to the shareholder becoming an Interested Shareholder, (b) the acquisition of 10% of the voting power is approved by the directors prior to the shareholder becoming an Interested Shareholder, or (c) the transaction involves an Interested Shareholder who has been such for at least three years and the transaction is approved by holders of two-thirds of the voting power of the corporation (or a lesser proportion provided in the articles of incorporation) and the holders of a majority of the voting power not held by the Interested Shareholder or certain minimum price and form of consideration requirements are met.

Section 1707.041 of the Ohio Code regulates control bids for corporations in Ohio having certain concentrations of Ohio shareholders and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees. A control bid includes the purchase or offer to purchase any equity security of such a corporation from a resident of Ohio if, after the purchase of that security, the offeror would be directly or indirectly the beneficial owner of more than 10% of any class of issued and outstanding equity securities of the corporation. Section 1707.043 of the Ohio Code, the so-called “green mail disgorgement” statute, provides an Ohio corporation, or in certain circumstances the shareholders of an Ohio corporation, the right to recover profits realized under certain circumstances by persons who dispose of securities of a corporation within 18 months of proposing to acquire such corporation.

Under Section 1701.831 of the Ohio Code, as applicable to Stoneridge, the acquisition of shares entitling the holder to exercise certain levels of voting power of Stoneridge (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of (i) the holders of at least a majority of the total voting power of Stoneridge and (ii) the holders of at least a majority of the total voting power held by shareholders other than the proposed acquiror, officers of Stoneridge elected or appointed by the directors, and directors of Stoneridge who are also employees of Stoneridge and excluding certain shares that are transferred after the announcement of the proposed acquisition and prior to the vote with respect to the proposed acquisition.

It is possible that the foregoing provisions, as well as the ability of the Stoneridge board of directors to issue Preferred Shares, will discourage other persons from making a tender offer for or acquisition of substantial amounts of the Common Shares, or may delay changes in control or management of Stoneridge.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS
OF COMMON SHARES

The following is a general discussion of the material U.S. federal income and estate tax consequences relating to the ownership and disposition of our Common Shares by non-U.S. holders (as defined below) that purchase our Common Shares pursuant to this offering and hold such Common Shares as capital assets (generally, assets held for investment). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws (such as banks, financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, retirement plans, partnerships and their partners, dealers in securities or currencies, brokers, traders in securities who elect the mark to market method of accounting for their securities holdings, U.S. expatriates, persons who have acquired our Common Shares as compensation or otherwise in connection with the performance of services, or persons who have acquired our Common Shares as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the state, local or foreign tax or U.S. federal alternative minimum tax consequences relating to the ownership and disposition of our Common Shares. You are urged to consult your own tax advisor regarding the U.S. federal tax consequences of owning and disposing of our Common Shares, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our Common Shares that for U.S. federal income tax purposes is not:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or a political subdivision thereof;

(iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or

(iv) a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all its substantial decisions, or (b) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

An individual may be treated as a resident of the United States, among other ways, if present in the United States on at least 31 days in a calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year (counting for such purposes all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). U.S. residents are subject to U.S. federal income tax in the same manner as U.S. citizens.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Common Shares, we urge you to consult your own tax advisor.

Dividends

Dividends paid by us to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder provides us with an IRS Form W-8BEN certifying its entitlement to the benefit of such treaty, or (ii) the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) and the non-U.S. holder provides us with proper IRS documentation. In the latter case, a non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. person. Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax on its after-tax effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our Common Shares unless (i) such non-U.S. holder is an individual present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States and, where a tax treaty so provides, the gain is attributable to a U.S. permanent establishment of such non-U.S. holder, or (iii) we are or become a “U.S. real property holding corporation” and either (a) our Common Shares have ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale, exchange or other disposition occurs, or (b) the non-U.S. holder owns (actually or constructively) more than five percent of our Common Shares or has owned (actually or constructively) more than five percent of our Common Shares during the relevant statutory period. We believe that we are not a U.S. real property holding corporation, and we do not anticipate becoming a U.S. real property holding corporation.

Federal Estate Tax

Common Shares owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Legislation enacted in the spring of 2001 eliminates the estate tax entirely for the 2010 taxable year. Under this legislation, the U.S. federal estate tax will be fully reinstated, as in effect prior to the legislation, in 2011.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our Common Shares. Information reporting and backup withholding (at the then applicable rate) may also apply to payments made to a non-U.S. holder on or with respect to our Common Shares, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Recently Enacted Legislation

Recently enacted legislation will require, after December 31, 2012, withholding at a rate of 30% on dividends in respect of, and gross proceeds from the sale of, our Common Shares held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in or accounts with the institution owned by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons and certain other requirements are satisfied. Accordingly, the entity through which our Common Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our Common Shares held by an investor that is a non-financial non-US entity will be subject to withholding at a rate of 30 percent, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our Common Shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated November 2, 2010, the selling shareholders have agreed to sell to Credit Suisse Securities (USA) LLC all of the Common Shares offered pursuant to this offering.

The underwriting agreement provides that the underwriter is obligated to purchase all the Common Shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

The selling shareholders have granted to the underwriter a 30-day option to purchase on a pro rata basis up to 1,326,950 additional Common Shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Common Shares.

The underwriter proposes to offer the Common Shares initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.3225 per share. After the initial public offering, the underwriter may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses the selling shareholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by the selling shareholders	$0.5375	$0.5375	$4,754,905.06	$5,468,140.69
Expenses payable by the selling shareholders	$0.0452	$0.0393	$400,000.00	$400,000.00

We have agreed that we will not (A) offer, sell, issue, contract to sell, pledge or otherwise dispose of Common Shares or any securities convertible into or exchangeable or exercisable for any Common Shares, (B) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase Common Shares or such other securities, (C) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of Common Shares or such other securities, (D) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in Common Shares or such other securities within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (E) file with the Securities and Exchange Commission a registration statement under the Act relating to Common Shares or such other securities, or publicly disclose the intention to take any such action, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus, except (x) issuances by us of Common Shares, not exceeding in the aggregate 15% of the Common Shares outstanding on September 30, 2010, in connection with the acquisition of another entity or the acquisition of the assets or properties of any such other entity and the related entry into an acquisition agreement with respect to such acquisition, so long as each of the recipients of such Common Shares agrees to be bound by the terms of the agreement described in this paragraph for the remainder of the 90-day “lock-up” period as if such recipients were Stoneridge, and the public announcements and related filings of registration statements with respect to any such issuances, and (y) grants of employee equity-based awards pursuant to the terms of a plan in effect on the date of the underwriting agreement, issuances of Common Shares or any securities convertible into or exchangeable or exercisable for any Common Shares pursuant to the exercise of such equity-based awards or the exercise of any other employee equity-based awards outstanding on the date of the underwriting agreement. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers and directors and the selling shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Common Shares or securities convertible into or exchangeable or exercisable for any Common Shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any of these transactions are to be settled by delivery of Common Shares or such other securities, in cash or otherwise, publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or make any demand for or exercise any right with respect to the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We and the selling shareholders have agreed to indemnify the underwriter against liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or contribute to payments that the underwriter may be required to make in that respect.

The Common Shares are listed on the New York Stock Exchange under the symbol “SRI”.

The underwriter and its affiliates have from time to time performed, continue to perform and may in the future perform various financial advisory and investment banking services for us and for our affiliates and for the selling shareholders in the ordinary course of business for which they have received and would receive customary compensation.

In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions and covering transactions in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that the underwriter may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising its over-allotment option and/or purchasing shares in the open market.
•	Covering transactions involve purchases of the Common Shares in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which the underwriter may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of the Common Shares or preventing or retarding a decline in the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by the underwriter and/or selling group members, if any, participating in this offering and the underwriter may distribute prospectuses electronically. The underwriter may agree to allocate a number of shares for sale to online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Common Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Common Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Common Shares to the public in that Relevant Member State at any time

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or
(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Common Shares shall result in a requirement for the publication by us or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Common Shares to the public” in relation to any Common Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

In the case of any Common Shares being offered to a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any shares to the public other than their offer of resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriter has been obtained to each such proposed offer or resale. We, and the underwriter and its affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriter of such fact in writing may, with the consent of the underwriter, be permitted to purchase Common Shares in the offering.

United Kingdom

The underwriter represents and agrees that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Common Shares in circumstances in which Section 21(1) of the FSMA does not apply; and
(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the Common Shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Shares are made. Any resale of the Common Shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Shares.

Representations of Purchasers

By purchasing Common Shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the Common Shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus and Registration Exemptions,
•	the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements and Exemptions,
•	where required by law, the purchaser is purchasing as principal and not as agent,
•	the purchaser has reviewed the text above under “— Resale Restrictions”, and
•	the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the Common Shares to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or to (416) 593-3684.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the Common Shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Common Shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Common Shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the Common Shares were offered to the purchaser, and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Common Shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of Common Shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Shares in their particular circumstances and about the eligibility of the Common Shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters with respect to the validity of the Common Shares offered hereby will be passed upon for us by Baker & Hostetler LLP, Cleveland, Ohio. Certain legal matters will be passed upon for the underwriter by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois and for the selling shareholders by Benesch, Friedlander, Coplan & Aronoff LLP, Cleveland, Ohio.

Ira C. Kaplan, a director of Stoneridge, is a partner in Benesch, Friedlander, Coplan & Aronoff LLP. Robert M. Loesch, corporate secretary of Stoneridge, is a partner in Baker & Hostetler LLP.

EXPERTS

The consolidated financial statements of Stoneridge, Inc. and Subsidiaries appearing in Stoneridge, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2009 (including the schedule appearing therein), and the effectiveness of Stoneridge, Inc. and Subsidiaries’ internal control over financial reporting as of December 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of PST Eletrônica S.A. and subsidiary appearing as Exhibit 99.1 to Stoneridge, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2009 have been audited by Ernst & Young Terco Auditores Independentes S.S., independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Stoneridge files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Those filings are available on the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also maintain a website at http://www.stoneridge.com. Please note that all references to www.stoneridge.com in this prospectus are inactive textual references only and that the information contained on our website is not incorporated by reference into this prospectus.

We have filed with the SEC a registration statement on Form S-3 with respect to the Common Shares offered hereby. This prospectus does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and its exhibits and schedules for further information about us and the Common Shares. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. You may inspect the registration statement and exhibits without charge at SEC’s Public Reference Room or at the SEC’s website described above, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Certain information that we have previously filed with the SEC is “incorporated by reference” into this prospectus. The process of incorporation by reference allows us to disclose important information to you without duplicating that information in this prospectus. The information we incorporate by reference is considered a part of this prospectus. The information in this prospectus, including any information that we incorporate by reference, will be updated and superseded automatically by our filings with the SEC after the date of this prospectus. We are incorporating by reference the following documents of Stoneridge (other than portions of those documents that are either (1) described in paragraph (e) of Item 201 of Regulation S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein), the SEC file number for each of which is 001-13337:

1.	Annual Report on Form 10-K for the fiscal year ended December 31, 2009;
2.	those portions of the definitive proxy statement on Schedule 14A filed with the SEC on April 20, 2010 incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 2009;
3.	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010;
4.	Current Reports on Form 8-K filed with the SEC on February 18, 2010, May 21, 2010, June 3, 2010, September 20, 2010, September 24, 2010, October 6, 2010, October 12, 2010 and October 20, 2010; and
5.	the description of Stoneridge’s Common Shares contained in the prospectus forming a part of the Registration Statement on Form S-1, initially filed with the SEC on August 8, 1997, and incorporated by reference in Item 1 of the registration statement on Form 8-A dated September 8, 1997, including any amendments or reports filed for the purpose of updating the description.

In addition, all documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering of the offering of the Common Shares to which this prospectus relates (other than portions of those documents that are either (1) described in paragraph (e) of Item 201 of Regulation S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein) shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified by reference to the actual document.

We will furnish without charge to each person (including any beneficial owner) to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits). Requests for such documents should be made to:

Mail:	Stoneridge, Inc. Attention: Investor Relations 9400 East Market Street Warren, Ohio 44484
Telephone:	330-856-2443
Website:	www.stoneridge.com (select “Request for Information” option under “Investors & Media”)